Filed Pursuant to Rule 424(b)(5)
Registration No. 333-216744

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Amount of registration fee
3.625% Notes Due 2020	$300,000,000	$34,770
4.700% Notes Due 2023	$400,000,000	$46,360
Total	$700,000,000	$81,130

(1)	The filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Prospectus Supplement
(To Prospectus Dated March 16, 2017)

$700,000,000

$300,000,000 3.625% Notes Due 2020
$400,000,000 4.700% Notes Due 2023

Pitney Bowes is offering $300,000,000 aggregate principal amount of its 3.625% Notes due 2020 (the “2020 notes”) and $400,000,000 aggregate principal amount of its 4.700% Notes due 2023 (the “2023 notes” and, together with the 2020 notes, the “notes”). Pitney Bowes will pay interest on the 2020 notes at a rate equal to 3.625% per year and will pay such interest semi-annually on the 2020 notes on March 15 and September 15 of each year, commencing March 15, 2018. Pitney Bowes will pay interest on the 2023 notes at a rate equal to 4.700% per year and will pay such interest semi-annually on the 2023 notes on April 1 and October 1 of each year, commencing April 1, 2018. The interest rate payable on each series of notes will be subject to adjustments from time to time if either Moody’s or S&P (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to such notes as described in “Description of the Notes—Interest Rate Adjustment.” The 2020 notes mature on September 15, 2020 and the 2023 notes mature on April 1, 2023.

Pitney Bowes may redeem some or all of the notes of either series at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes of such series to be redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date, plus a make-whole amount, if any, as described under “Description of the Notes—Optional Redemption.” Notwithstanding the immediately preceding sentence, Pitney Bowes may redeem some or all of the 2023 notes at any time or from time to time on or after March 1, 2023 (one month prior to their maturity) at a redemption price equal to 100% of the principal amount of the 2023 notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date. The 2020 notes are also subject to special mandatory redemption as described below and elsewhere in this prospectus supplement. If a change of control triggering event occurs with respect to either series of notes, unless we have exercised our option to redeem the notes of such series in whole or, in the case of the 2020 notes, unless a special mandatory redemption has occurred, we will be required, subject to certain exceptions, to make an offer to each holder of notes of such series to repurchase all or any part of that holder’s notes for cash equal to 101% of the principal amount of the notes of such series to be repurchased, plus accrued and unpaid interest, if any, on those notes to the repurchase date.

On September 6, 2017, Pitney Bowes entered into the Merger Agreement (as defined herein) pursuant to which Pitney Bowes will acquire all of the issued and outstanding equity interests of NGS Holdings, Inc. (the “Merger”) for $475 million in cash consideration, subject to certain adjustments. Pitney Bowes intends to use a portion of the net proceeds from the sale of the notes offered hereby to fund all or a portion of the consideration for the Merger, to repay our 4.75% notes due May 2018, and for general corporate purposes. See “Use of Proceeds.” In the event that the closing of the Merger has not occurred on or prior to November 6, 2017 (or, if Pitney Bowes or NGS Holdings, Inc. elect to extend the closing date pursuant to the terms of the Merger Agreement, December 4, 2017) (such date, the “Termination Date”), or if prior to the Termination Date, the Merger Agreement is terminated in accordance with its terms, Pitney Bowes will be required to redeem all outstanding 2020 notes on the Special Mandatory Redemption Date (as defined herein) at a redemption price equal to 101% of the principal amount of the 2020 notes to be redeemed, plus accrued and unpaid interest, if any, on those notes, to the Special Mandatory Redemption Date. The 2023 notes are not subject to the Special Mandatory Redemption (as defined herein). See “Description of the Notes—Special Mandatory Redemption.”

There is no sinking fund for the notes. The notes will be issued only in minimum denominations of $2,000 or an integral multiple of $1,000 in excess thereof. The notes will not be listed on any securities exchange.

The notes are our unsecured debt obligations and will rank equally with our other unsecured and unsubordinated debt from time to time outstanding.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2016, incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per 2020 Note	Total	Per 2023 Note	Total
Public Offering Price	99.764%	$299,292,000	99.756%	$399,024,000
Underwriting Discount	0.450%	$1,350,000	0.600%	$2,400,000
Proceeds to Pitney Bowes (before expenses)	99.314%	$297,942,000	99.156%	$396,624,000

Interest on the notes will accrue from September 15, 2017 if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry only form through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A., and Euroclear Bank S.A./N.V. as operator of the Euroclear System, against payment in New York, New York on September 15, 2017.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman Sachs & Co. LLC
Citigroup Morgan Stanley (2023 notes only)	J.P. Morgan MUFG (2020 notes only)	Mizuho Securities HSBC

Co-Managers

BNY Mellon Capital Markets, LLC	RBC Capital Markets The Williams Capital Group, L.P.	US Bancorp

The date of this prospectus supplement is September 12, 2017.

Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus and any free writing prospectus provided, authorized or approved by us. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. This prospectus supplement and the accompanying prospectus may only be used where it is legal to offer and sell these securities. The information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus provided, authorized or approved by us may only be accurate as of their respective dates. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons who come to possess this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about the notes in two separate documents: (1) this prospectus supplement, which describes certain specific terms of the notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and (2) the accompanying prospectus, which provides general information about securities we may offer from time to time, including the notes that are being offered by this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You also should read and consider the information in the documents we have referred you to in “Where You Can Find More Information” on page S-37 of this prospectus supplement and page 1 of the accompanying prospectus.

When we refer to “Pitney Bowes,” “we,” “our” and “us” in this prospectus supplement, we mean only Pitney Bowes Inc., and not Pitney Bowes Inc. together with any of its subsidiaries, unless the context indicates or requires otherwise.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference contain statements that are forward-looking. We want to caution readers that any forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in these documents may change based on various factors. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties and actual results could differ materially. Words such as “estimate,” “target,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors which could cause future financial performance to differ materially from the expectations as expressed in any forward-looking statement made by us or on our behalf include, without limitation:

•	declining physical mail volumes
•	competitive factors, including pricing pressures, technological developments, the introduction of new products and services by competitors and fuel prices
•	our success in developing new products and services, including digital-based products and services, obtaining regulatory approval if required, and the market’s acceptance of these new products and services
•	our ability to fully utilize our new Enterprise Resource Planning (ERP) system in North America and successfully implement it internationally without significant disruption to existing operations
•	the continued availability and security of key information systems and the cost to comply with information security requirements and privacy laws
•	a breach of security, including a cyberattack or other comparable event
•	the success of our investment in rebranding the company to build market awareness and to create new demand for our products, services and solutions
•	changes in postal or banking regulations
•	the loss of some of our larger clients in the Global Ecommerce segment
•	macroeconomic factors, including global and regional business conditions that adversely impact customer demand, foreign currency exchange rates, interest rates and labor conditions
•	capital market disruptions or credit rating downgrades that adversely impact our ability to access capital markets at reasonable costs
•	third-party suppliers’ ability to provide product components, assemblies or inventories
•	our success at managing the relationships with our outsource providers, including the costs of outsourcing functions and operations not central to our business
•	integrating newly acquired businesses, including operations and product and service offerings
•	intellectual property infringement claims
•	our success at managing customer credit risk
•	significant changes in pension, health care and retiree medical costs
•	income tax adjustments or other regulatory levies for prior audit years and changes in tax laws, rulings or regulations
•	a disruption of our businesses due to changes in international or national political conditions, including the use of the mail for transmitting harmful biological agents or other terrorist attacks
•	acts of nature

S-iii

SUMMARY

The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the accompanying prospectus, as well as the documents we incorporate by reference. This summary highlights selected information in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus to help you understand the terms of the notes and this offering. You should read this prospectus supplement and the accompanying prospectus, including the documents we incorporate by reference, carefully to understand fully the terms of the notes and this offering as well as the other considerations that are important to you in making a decision about whether to invest in the notes.

Pitney Bowes

Pitney Bowes Inc. was incorporated in the state of Delaware in 1920. We are a global technology company offering innovative products and solutions that help our clients navigate the complex world of commerce. We provide innovative products and solutions for mailing, shipping and cross border ecommerce that enable the sending of packages globally and products and solutions for customer information management, location intelligence and customer engagement to help our clients market to their customers. Clients around the world rely on our products, solutions and services. Our world headquarters are located at 3001 Summer Street, Stamford, CT 06926. Our telephone number is (203) 356-5000.

Our business is organized around three distinct sets of solutions—Small and Medium Business Solutions (SMB), Enterprise Business Solutions and Digital Commerce Solutions (DCS).

Small and Medium Business Solutions

We are a global leader in providing a full range of equipment, software, supplies and services that enable our clients to efficiently create physical and digital mail, evidence postage and print shipping labels for the sending of mail, flats and parcels. We segment the SMB Solutions group between our North America operations, comprising the U.S. and Canadian businesses, and our International operations, comprising all other SMB businesses globally with about 1.2 million meters installed worldwide. We are also continuing to expand our business to include online offerings without a hardware component. We are a leading provider of mailing systems globally. This business is characterized by a high level of recurring revenue driven by rental, lease and loan arrangements, contract support services and supplies sales. We also offer scalable shipping solutions that can be integrated into mail centers for the office market.

Enterprise Business Solutions

Our Enterprise Business Solutions group includes equipment and services that enable large enterprises to process inbound and outbound mail and parcels. The Enterprise Business Solutions group includes our Production Mail operations and Presort Services operations.

Production Mail

Our product and service offerings enable clients to integrate all areas of print and mail into an end-to-end production environment from message creation to dispatch while realizing cost savings on postage. The core products within this segment include high-speed, high-volume inserting equipment, customized sortation products for mail and parcels and high-speed digital color printing systems that create high-value, relevant and timely communications targeted to our clients’ customers.

Presort Services

We are a national outsource provider of mail presort services for First Class, Standard, flat and parcels in the U.S. and a workshare partner of the United States Postal Service (USPS). Our Presort Services network and fully-customized proprietary technology provides our clients with end-to-end solutions from pick up at their location to delivery into the postal system network. We process approximately 15 billion pieces of mail annually through our network of operating centers throughout the United States and are able to expedite mail delivery and optimize postage savings for our clients. In 2016, we began offering sortation services for parcels. We have expanded this offering in 2017 and expect continued further expansion of this service.

Digital Commerce Solutions

Within the Digital Commerce Solutions group, we provide a broad range of solutions, including customer information management, location intelligence, customer engagement software and shipping management and cross border ecommerce solutions for businesses of all sizes. These solutions are delivered as traditional software licenses, enterprise platforms, software-as-a-service (SaaS) or on-demand applications. Our Digital Commerce Solutions group includes Software Solutions and Global Ecommerce.

Software Solutions

Customer information management solutions help businesses harness and develop a deep and broad understanding of their customers and their context, such as location, relationships, propensity, sentiment and influence. The trusted data and associated insights allow our clients to deliver a personalized customer experience across multiple channels, manage risk and compliance, and improve sales, marketing and service effectiveness. We are one of the market leaders in the data quality segment. Large corporations and government agencies rely on our products in complex, high-volume, transactional environments to support their business processes.

Location intelligence solutions enable our clients to organize and understand the complex relationships between location, geographic and other forms of data to drive business decisions and customer experiences. Our location intelligence solutions use predictive analytics, location, geographic and socio-demographic characteristics, which enable our clients to harness the power of location to better serve their customers, solve business problems, deliver location-based services and ultimately drive business growth.

Customer engagement solutions provide clients with insight and understanding into customer behavior and interactions across the entire customer lifecycle, enabling them to orchestrate impactful, relevant and timely physical and digital interactions. When coupled with our inserting, sortation and digital print products, we are able to provide clients an all-inclusive solution that enables them to create, print and distribute wide-spread targeted customer communications. Our customer engagement solutions enable our clients to create connected experiences that positively influence future consumer behavior and generate business growth.

Within Software Solutions we are seeing progress in our build-out of our partner sales channel by adding new regional systems integrators and location intelligence partners. This effort includes continued investment in expanding the indirect channel and training partner sales and technical resources.

Global Ecommerce

Global Ecommerce includes our cross-border ecommerce solutions and retail and warehouse shipping management solutions. Global Ecommerce provides a full suite of domestic and cross-border solutions that help businesses of all sizes conduct commerce and participate in the parcel journey from “Anywhere to Everywhere TM.” It is our technology, services and industry expertise that have made us an industry leader in global commerce. We offer a unified commerce platform of capabilities for cross-border, marketplaces and shipping that center around the consumer. With our proprietary technology, we are able to manage all aspects of the international shopping and shipping experience, including multi-currency pricing, payment processing, fraud management, calculation of fully landed costs by quoting duty, taxes and shipping at checkout, compliance with product restrictions, export complexities and documentation requirements for customs clearance and brokerage and global logistics services. Our cross-border ecommerce software platforms are currently utilized by direct merchants as well as a major online marketplace enabling millions of parcels to be shipped to countries and territories worldwide. Our platform also connects retailers to marketplaces around the world, opening new markets and expanding existing markets for their goods.

Our shipping management solutions enable clients to reduce transportation and logistics costs, to select the best carrier based on need and cost, to improve delivery times and to track packages in real-time. Our Shipping API technology, an integral part of the Pitney Bowes Commerce Cloud, provides easy access to shipping and tracking services that can be easily integrated into any web application such as online shopping carts or ecommerce sites.

Recent Developments

Acquisition of NGS Holdings, Inc.

Pitney Bowes entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 6, 2017, among Pitney Bowes, Neutron Acquisition Corp., an indirect wholly-owned subsidiary of

Pitney Bowes, NGS Holdings, Inc. (the “Target”) and Littlejohn Fund IV, L.P., solely in its capacity as stockholder representative, pursuant to which Pitney Bowes has agreed, among other things, to acquire all of the issued and outstanding equity interests of the Target for $475 million (equal to approximately 1.0x the Target’s revenue for the year ended December 31, 2016) in cash consideration, subject to certain adjustments.

The consummation of the Merger is subject to customary conditions, including the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the absence of any government order or other legal restraint prohibiting the consummation of the transactions contemplated by the Merger Agreement. In addition, the obligation of Pitney Bowes to consummate the Merger is subject to the absence of any event, change, occurrence, development or effect having occurred from the date of the Merger Agreement that has had or continues to have a Material Adverse Effect (as defined in the Merger Agreement).

The Merger Agreement contains provisions giving each of Pitney Bowes and the Target rights to terminate the Merger Agreement under specified circumstances, including if the closing has not occurred on or before the Termination Date.

$150 Million Bilateral Term Loan Credit Facility

On August 30, 2017, Pitney Bowes entered into a term loan facility (the “Bilateral Credit Facility”) in an aggregate principal amount of $150 million with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The entire aggregate principal amount of the Bilateral Credit Facility was available in one drawdown at any time within two calendar weeks following the closing date of the Bilateral Credit Facility. On August 30, 2017, Pitney Bowes delivered to The Bank of Tokyo-Mitsubishi UFJ, Ltd. a borrowing notice, pursuant to which Pitney Bowes borrowed the full amount of the Bilateral Credit Facility on September 6, 2017. The Bilateral Credit Facility accrues interest at a rate per annum equal to the applicable LIBOR rate, plus a spread ranging between 1.125% and 1.625%, based upon the corporate credit rating of Pitney Bowes. The Bilateral Credit Facility matures on August 29, 2018, provided that, subject to certain conditions, Pitney Bowes may, at its option, extend the maturity date one year.

$200 Million Syndicated Term Loan Credit Facility

On September 12, 2017, Pitney Bowes entered into a term loan facility (the “Syndicated Credit Facility”) in an aggregate principal amount of $200 million with a syndicate of financial institutions as lenders. The Syndicated Credit Facility will mature on September 12, 2020, and the loans will accrue interest at a rate per annum equal to, at Pitney Bowes’ option, the applicable LIBOR rate, plus a spread ranging between 1.125% and 2.250% or the applicable Base Rate (as defined in the definitive documentation), plus a spread ranging between 0.125% and 1.250%, based upon the corporate credit rating of Pitney Bowes. In addition, Pitney Bowes will be required, beginning March 15, 2018, to make quarterly amortization payments in an amount equal to 2.50% of the aggregate principal amount of the loans made on the date of the funding.

The Offering

Issuer
Pitney Bowes Inc.
Securities Offered
$300,000,000 aggregate principal amount of 3.625% notes due 2020.

$400,000,000 aggregate principal amount of 4.700% notes due 2023.

Maturity
The 2020 notes will mature on September 15, 2020 and the 2023 notes will mature on April 1, 2023, in each case, except as contemplated below under “—Optional Redemption” or “—Change of Control” or, in the case of the 2020 notes, under “—Special Mandatory Redemption.”
Interest
In each case subject to “—Interest Rate Adjustment” below, the 2020 notes will bear interest at the rate of 3.625% per year from the original issuance date and the 2023 notes will bear interest at the rate of 4.700% per year from the original issuance date. We will pay interest on the 2020 notes semi-annually in arrears on each March 15 and September 15 to holders of record as of the date that is 15 calendar days immediately preceding an interest payment date. We will pay interest on the 2023 notes semi-annually in arrears on each April 1 and October 1 to holders of record as of the date that is 15 calendar days immediately preceding an interest payment date. The initial interest payment date on the 2020 notes will be March 15, 2018 and the initial interest payment date on the 2023  notes will be April 1, 2018.
Interest Rate Adjustment
The interest rate payable on each series of notes will be subject to adjustments from time to time if either Moody’s or S&P (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to such series of notes. See “Description of the Notes—Interest Rate Adjustment.”
Use of Proceeds
We intend to use the net proceeds from the sale of the notes, together with the proceeds of our Syndicated Credit Facility, to fund all or a portion of the consideration for the Merger, to repay the $350 million aggregate principal amount of our 4.75% notes due May 2018 and for general corporate purposes.
Conflicts of Interest
To the extent that any of the underwriters or their affiliates own any of our 4.75% notes due May 2018, such underwriters or affiliates will receive a portion of the net proceeds from this offering used to fund the repayment of those notes. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”
Ranking
The notes are our direct, unsecured and unsubordinated obligations and will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness.

Optional Redemption
We may redeem the notes of either series at our option, in whole or in part, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes of such series to be redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date, plus the Make-Whole Amount for such series, if any, as defined under “Description of the Notes—Optional Redemption” in this prospectus supplement.

Notwithstanding the immediately preceding paragraph, we may redeem the 2023 notes at our option, in whole or in part, at any time or from time to time on or after, March 1, 2023 (one month prior to their maturity) at a redemption price equal to 100% of the principal amount of the 2023 notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date.

Special Mandatory Redemption
This offering is not conditioned upon the consummation of the Merger. In the event that the closing of the Merger has not occurred on or prior to the Termination Date or, if prior to the Termination Date, the Merger Agreement is terminated in accordance with its terms, we will be required to redeem all outstanding 2020 notes on the Special Mandatory Redemption Date (as defined in “Description of the Notes—Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the 2020 notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the Special Mandatory Redemption Date. See “Description of the Notes—Special Mandatory Redemption.”

The 2023 notes are not subject to the Special Mandatory Redemption.

Change of Control
If a change of control triggering event occurs with respect to either series of notes, unless we have exercised our option to redeem the notes of such series in whole or, in the case of the 2020 notes, unless a Special Mandatory Redemption has occurred, we will be required, subject to certain exceptions, to make an offer to each holder of notes of such series to repurchase all or any part of that holder’s notes for cash equal to 101% of the principal amount of the notes of such series to be repurchased, plus accrued and unpaid interest, if any, on those notes to the repurchase date. See “Description of the Notes—Change of Control Offer” in this prospectus supplement.
Certain Covenants
Certain covenants are applicable to the notes that will, among other things, restrict our ability and the ability of certain of our subsidiaries to: (i) incur certain debt secured by liens; (ii) engage in certain sale and leaseback transactions; and (iii) consolidate or merge with or into another corporation or transfer all or substantially all of our assets. These covenants are subject to a number of important limitations and exceptions. See “Description of the Notes—Certain Covenants” in this prospectus supplement.

Form and Denomination
The notes will be issued only in minimum denominations of $2,000 or an integral multiple of $1,000 in excess thereof. The underwriters expect to deliver the notes in book-entry only form through the facilities of The Depository Trust Company (“DTC”) for the accounts of its participants, including Clearstream Banking, S.A. (“Clearstream”), and Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), against payment.
No Listing
The notes will not be listed on any securities exchange.

RISK FACTORS

An investment in the notes involves risk. Prior to making a decision to purchase notes, and in consultation with your own financial and legal advisors, you should carefully consider the following risk factors, as well as the risks described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, incorporated by reference into this prospectus supplement and the accompanying prospectus. You should also refer to the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the related notes. Additional risks and uncertainties that are not yet identified may also affect us. The realization of any of these risks could materially and adversely affect our business, results of operations, liquidity, financial condition, brand, reputation and prospects and the market value of the notes, and may cause future results to be materially different from our current expectations.

The notes are subject to prior claims of any secured creditors and the creditors of, and any preferred equity holders of, our subsidiaries.

The notes are our unsecured general obligations, ranking equally with our other senior unsecured indebtedness but effectively junior to any secured indebtedness (to the extent of the assets securing that indebtedness) and effectively junior to the indebtedness and other liabilities and any preferred equity of our subsidiaries upon their bankruptcy, liquidation, reorganization or other winding up. At June 30, 2017, our subsidiaries had no outstanding preferred equity.

Accordingly, in the event of our bankruptcy, liquidation, reorganization or other winding up, assets that secure indebtedness will be available to pay obligations on the notes only after all of the indebtedness secured by those assets has been repaid in full. Holders of the notes will participate in our remaining assets, if any, ratably with all of our unsecured and unsubordinated creditors, including our trade creditors. Furthermore, in the event of the bankruptcy, liquidation, reorganization or other winding up of one of our subsidiaries, creditors and preferred equity holders of that subsidiary will be required to be repaid in full before any assets of that subsidiary will be available for distribution to us.

The indenture does not limit the amount of indebtedness that we and our subsidiaries may incur.

The indenture under which the notes will be issued does not limit the amount of indebtedness that we and our subsidiaries may incur. In addition, our subsidiaries are permitted to issue preferred equity, which together with all indebtedness and other liabilities of those subsidiaries, would be senior to our common equity in those subsidiaries, and, accordingly, effectively senior to the notes. The incurrence of any additional indebtedness by us or our subsidiaries or the issuance of preferred equity by our subsidiaries may have important consequences to holders of notes, including making it more difficult for us to meet our payment obligations on the notes, potentially causing a loss in the market value of the notes and imposing a risk that any ratings assigned to the notes may be lowered, placed on negative outlook or withdrawn. Furthermore, the indenture does not contain any financial or other covenants that would afford the holders of the notes any protection in the event we participate in a highly leveraged or similar transaction, except as described under “Description of the Notes—Change of Control Offer,” or we experience significant adverse changes in our business, results of operations, liquidity or financial condition. In addition, the indenture does not contain any covenants prohibiting or otherwise limiting our ability to repurchase common stock, pay dividends or make any payments on junior or other indebtedness.

Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our business, which could prevent us from satisfying our obligations under the notes.

Our total consolidated indebtedness at June 30, 2017 was approximately $3,528.8 million. In addition, we entered into the $150 million Bilateral Credit Facility on August 30, 2017 and we entered into the $200 million Syndicated Credit Facility on September 12, 2017. Additionally, we have the ability under our credit facilities, commercial paper program and the indentures governing our outstanding debt securities to incur substantial additional indebtedness in the future. Our existing and future indebtedness could have important consequences to you. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	subject us to cross-defaults and cross-acceleration of the maturities of our indebtedness and, in the case of secured debt, foreclosure of collateral upon default and posting of additional collateral depending on market conditions;
•	increase our vulnerability to adverse economic or industry conditions;
•	limit our ability to obtain additional financing in the future on favorable terms, or at all, and react to changes in our business resulting from competitive forces or otherwise; or
•	place us at a competitive disadvantage compared to businesses in our industry that have less indebtedness.

Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. Our ability to generate cash flow from operations is dependent on our ability to execute our business strategy and is also subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate cash flow from operations, or that future financing will be available to us on favorable terms, or at all, in an amount sufficient to enable us to repay or refinance our indebtedness, including the notes, and to fund our other business needs.

We may not be able to repurchase the notes upon a change of control.

Upon a change of control triggering event, as defined under “Description of the Notes—Change of Control Offer,” with respect to either series of notes, we would be required to offer to repurchase all or any part of the notes of such series then outstanding at a price equal to 101% of the aggregate principal amount of the notes of such series to be repurchased, plus accrued and unpaid interest, if any, subject to certain exceptions, unless we have exercised our option to redeem the notes of such series in whole or, in the case of the 2020 notes, unless a Special Mandatory Redemption has occurred. If we experience a change of control triggering event with respect to either series of notes, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes of such series. In order to obtain sufficient funds to pay the purchase price of the outstanding notes of such series, we expect that we would have to refinance such notes. We cannot assure you that we would be able to refinance the notes of either series on favorable terms, if at all. Our failure to offer to purchase all outstanding notes of the applicable series or to purchase all validly tendered notes of such series would be an event of default under the indenture governing such notes. Such an event of default may result in defaults and acceleration of our other indebtedness. Our future indebtedness may also contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control triggering event under the indenture. See “Description of the Notes—Change of Control Offer.”

An active trading market for the notes may not develop, be maintained or be liquid.

Each series of notes is a new issue of securities with no previously existing trading market. We do not intend to list the notes on any securities exchange. The underwriters have advised us that they initially intend to make a market in each series of notes after completion of this offering, but will not be obligated to do so and may discontinue any market-marking activities at any time without notice. Accordingly, there can be no assurance that an active trading market for the notes of either series will ever develop or, if one develops, be maintained. Further, there can be no assurance as to the liquidity of any trading market that may develop for the notes of either series or your ability to sell your notes when and at the price desired. Future trading prices of the notes of either series will depend on many factors, including our financial condition, liquidity, results of operations and prospects and the then-current ratings assigned to the notes. Any trading market for the notes of either series will also be affected by other factors, including, without limitation:

•	the time remaining to the maturity of the notes of such series;
•	the outstanding principal amount of the notes of such series;
•	the terms related to optional redemption, mandatory redemption or repurchase of the notes of such series;
•	the market for similar debt securities of comparable companies; and
•	the level, direction and volatility of market interest rates generally.

Redemption or repurchase may adversely affect your return on the notes.

During the one month period immediately prior to the maturity of the 2023 notes, we will have the right to redeem some or all of the 2023 notes at a redemption price equal to 100% of the principal amount of the 2023 notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date, as described under “Description of the Notes—Optional Redemption.” In addition, if a change of control triggering event occurs with respect to either series of notes, unless we have exercised our option to redeem the notes of such series in whole or, in the case of the 2020 notes, unless a Special Mandatory Redemption has occurred, we will be required, subject to certain exceptions, to make an offer to each holder of notes of such series to repurchase all or any part of that holder’s notes for cash equal to 101% of the principal amount of the notes of such series to be repurchased, plus accrued and unpaid interest, if any, on those notes to the repurchase date, as described under “Description of the Notes—Change of Control Offer.” Any such redemption or repurchase may occur at a time when you may not be able to reinvest the redemption or repurchase proceeds in a comparable security at an effective interest rate as high as that borne by the notes.

In the event that the closing of the Merger has not occurred on or prior to the Termination Date, or, if prior to the Termination Date the Merger Agreement is terminated in accordance with its terms, we will be required to redeem the 2020 notes on the Special Mandatory Redemption Date, and, as a result, holders of the 2020 notes may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that borne by the notes.

We may not consummate the Merger within the timeframe specified under “Description of the Notes—Special Mandatory Redemption,” or the Merger Agreement may be terminated. Our ability to consummate the Merger is subject to customary closing conditions over which we have limited or no control such as the receipt of required regulatory approvals. In the event that the closing of the Merger has not occurred on or prior to the Termination Date or, if prior to the Termination Date the Merger Agreement is terminated in accordance with its terms, we will be required to redeem all outstanding 2020 notes at a redemption price equal to 101% of the principal amount of the 2020 notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the Special Mandatory Redemption Date. If we redeem the 2020 notes pursuant to the Special Mandatory Redemption, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that borne by the notes. Your decision to invest in the 2020 notes is made at the time of this offering. Holders of 2020 notes will have no rights under the Special Mandatory Redemption provision if the closing of the Merger occurs within the specified timeframe, nor will such holders have any right to require us to redeem the 2020 notes if, between the completion of this offering and the closing of the Merger, we experience any changes in our business, financial condition, liquidity, results of operations or prospects or if the terms of the Merger change.

We are not obligated to place the proceeds from the sale of the 2020 notes in escrow prior to the closing of the Merger.

In the event that the closing of the Merger has not occurred on or prior to the Termination Date, or, if prior to the Termination Date, the Merger Agreement is terminated in accordance with its terms, we will be required to redeem all outstanding 2020 notes for a redemption price equal to 101% of the principal amount of the 2020 notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the Special Mandatory Redemption Date. See “Description of the Notes—Special Mandatory Redemption.” We are not obligated to place the proceeds from the sale of the 2020 notes in escrow prior to the closing of the Merger or to provide a security interest in those proceeds, and there are no restrictions on our use of those proceeds during such time. Accordingly, we will need to fund any Special Mandatory Redemption using cash on hand, proceeds of this offering that we have voluntarily retained or from other sources of liquidity.

Our credit ratings will affect the market value of the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debt when due. Real or anticipated changes in our credit ratings will generally affect the market value of the notes. Downgrading in, or withdrawal of, our credit ratings or placing us on negative outlook for possible future downgrading would likely also increase our cost of financing and limit our access to the capital markets. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised, placed on negative outlook or withdrawn at any time by the issuing agency. Each agency’s rating should be evaluated independently of any other agency’s rating.

You must rely on the procedures and the relevant clearing systems to exercise your rights and remedies.

Owners of book-entry interests will not be considered owners or holders of notes and therefore will not be entitled to exercise any rights of such owners or holders. Instead, DTC or its nominee will be the sole holder of the notes. We will make payments of principal, premium, if any, and interest owing on or in respect of the notes in global form to the paying agent, which will make payments to DTC. Thereafter, those payments will be credited to DTC participants’ accounts that hold book-entry interests in either series of notes in global form and credited by such participants to indirect participants. Unlike holders of certificated notes, owners of book-entry interests do not have the direct right to act upon our solicitations for consents or requests for waivers or other actions from holders of the notes of either series. Instead, you will be permitted to act only to the extent you have received appropriate proxies to do so from DTC or, if applicable, a participant. Procedures implemented for the granting of such proxies may not be sufficient to enable you to vote on any requested actions on a timely basis.

The IRS could take the position that the contingent payment debt instrument rules apply to the notes.

We intend to take the position for U.S. federal income tax purposes that any payments of additional amounts, such as amounts as described under “Description of the Notes—Special Mandatory Redemption” and “Description of the Notes—Change of Control Offer” and interest resulting from adjustments to the ratings assigned to the notes as described under “Description of the Notes—Interest Rate Adjustment” will be taxable to a holder as additional proceeds from a taxable disposition of notes or interest income. However, the Internal Revenue Service (the “IRS”) may take a contrary position and treat the notes as “contingent payment debt instruments.” If the IRS treats the notes as contingent payment debt instruments, you might be required to accrue income on your notes in excess of stated interest for U.S. federal income tax purposes and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note prior to maturity. You should consult your own tax advisor concerning the appropriate tax treatment of the payment of such additional amounts.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes will be approximately $693.0 million, after deducting the underwriting discount and our estimated expenses of this offering.

We intend to use the net proceeds from the sale of the notes, together with the net proceeds of our Syndicated Credit Facility, to fund all or a portion of the consideration for the Merger, to repay the $350 million aggregate principal amount of our 4.75% notes due May 2018 and for general corporate purposes.

To the extent that any of the underwriters or their affiliates own any of our 4.75% notes due May 2018, such underwriters or affiliates will receive a portion of the net proceeds from this offering used to fund the repayment of those notes. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our earnings to fixed charges on a consolidated basis for the periods shown. For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income from continuing operations before income taxes, minority interest (preferred stock dividends of subsidiaries) and interest expense (including amortization of debt issuance costs and capitalized interest) and “fixed charges” consists of interest expense (including amortization of debt issuance costs and capitalized interest) and minority interest (preferred stock dividends of subsidiaries). Minority interest (preferred stock dividends of subsidiaries) consists of pre-tax earnings that are required to pay dividends on outstanding preferred stock of subsidiaries.

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2016	2017
Ratio of earnings to fixed charges	2.96x	2.45x	2.80x	3.79x	2.11x	2.90x	2.68x
Ratio of earnings to fixed charges (exclusive of non-controlling interest)	3.34x	2.76x	3.23x	4.42x	2.51x	3.45x	2.68x

DESCRIPTION OF THE NOTES

This description of the terms of the notes adds information to the description of the general terms and provisions of the senior debt securities in the accompanying prospectus. If this description differs in any way from the description in the accompanying prospectus, you should rely on the description of the notes in this prospectus supplement.

General

The 2020 notes will be limited to a total principal amount of $300,000,000 and the 2023 notes will be limited to a total principal amount of $400,000,000. However, we may, without the consent of the holders of the notes of either series, issue additional senior debt securities having the same ranking and the same interest rate, maturity date and other terms as the notes of such series, provided that such additional senior debt securities shall be fungible for U.S. federal income tax purposes with the previously issued senior debt securities of such series. Any such additional senior debt securities, together with the applicable series of notes offered by this prospectus supplement, will constitute a single series of senior debt securities under the indenture.

The notes will be our unsecured senior obligations. The 2020 notes will mature at 100% of their principal amount on September 15, 2020 and the 2023 notes will mature at 100% of their principal amount on April 1, 2023. However, we may redeem, or may be required to redeem or repurchase, either series of notes prior to their maturity at a redemption or repurchase price described below under “—Optional Redemption” or “—Change of Control Offer” or, in the case of the 2020 notes, under “—Special Mandatory Redemption.” There is no sinking fund for the notes. The notes will not be listed on any securities exchange.

The notes will be issued only in minimum denominations of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not pay any additional amounts to compensate any beneficial owner of notes for any United States tax withheld from payments of principal of or premium, if any, or interest on the notes.

The notes are subject to defeasance in the manner described under the heading “Description of Debt Securities—Defeasance” in the accompanying prospectus.

The notes will be issued as global debt securities. For more information, please refer to “—Book-Entry Delivery and Form” below and “Description of Debt Securities—Global Debt Securities” in the accompanying prospectus. DTC will be the depositary with respect to the notes. The notes will be issued as fully-registered securities in the name of Cede & Co., DTC’s nominee.

Interest

The 2020 notes will bear interest from September 15, 2017 or from the most recent interest payment date (as defined below) on which we paid or provided for interest on the 2020 notes, at the rate of 3.625% per year. The 2023 notes will bear interest from September 15, 2017 or from the most recent interest payment date on which we paid or provided for interest on the 2023 notes, at the rate of 4.700% per year. The interest rate payable on each series of notes will be subject to adjustments from time to time if either Moody’s or S&P (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to such series of notes as described in “—Interest Rate Adjustment.” We will pay interest on the 2020 notes semi-annually in arrears on March 15 and September 15 of each year, and we will pay interest on the 2023 notes semi-annually in arrears on April 1 and October 1 of each year. We refer to each of these dates as an “interest payment date.” The initial interest payment date on the 2020 notes will be March 15, 2018 and the initial interest payment date on the 2023 notes will be April 1, 2018. We will pay interest on a note on an interest payment date to the person in whose name that note was registered at the close of business on the date that is 15 calendar days immediately preceding an interest payment date with respect to such series of notes, whether or not a business day, which we refer to herein as a “regular record date.” Interest on the notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

In the event that an interest payment date, stated maturity date or date of earlier redemption or repurchase, as the case may be, is not a business day, we will make the required payment on the next day that is a business day, with the same force and effect as if made on such interest payment date, stated maturity date or date of earlier redemption or repurchase, as the case may be, and without any interest or other payment with respect to the delay. For purposes of this prospectus supplement, a “business day” is a day other than a Saturday, a Sunday or any other day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed.

Optional Redemption

We may redeem the notes of either series at our option, in whole or in any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof), at any time or from time to time at a redemption price equal to the sum of 100% of the principal amount of the notes of such series to be redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date, plus the Make-Whole Amount for such series, if any, as defined below.

Notwithstanding the immediately preceding paragraph, we may redeem the 2023 notes at our option, in whole or in any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof), at any time or from time to time on or after March 1, 2023 (the “Par Call Date”) (one month prior to their maturity) at a redemption price equal to the sum of 100% of the principal amount of the 2023 notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date.

In case of any redemption, interest shall be payable on an interest payment date that falls on or before the redemption date to holders of the applicable series of notes on the regular record date for that interest payment date.

If we have given notice as provided in the indenture and made funds available for the redemption of any notes called for redemption on the redemption date referred to in that notice, those notes will cease to bear interest on that redemption date. We will give written notice of any redemption of any notes to holders of the notes to be redeemed at their addresses, as shown in the security register for the notes, at least ten days and not more than 60 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the date fixed for redemption, the redemption price and the aggregate principal amount of the notes to be redeemed. We will be responsible for all redemption calculations hereunder.

If we choose to redeem less than all of either series of notes, we will notify The Bank of New York Mellon, the trustee under the indenture, at least 60 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of the notes of such series to be redeemed and the applicable redemption date. The notes of such series to be redeemed in part will be selected in accordance with the procedures of DTC. See also “—Book-Entry Delivery and Form.”

As used in this prospectus supplement:

“Make-Whole Amount” means, for the notes of either series, in connection with any optional redemption, in the case of the 2023 notes, made prior to the Par Call Date, the excess, if any, of (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the redemption date, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis (assuming a 360-day year of twelve 30-day months), such principal and interest at the Reinvestment Rate, determined on the third business day preceding the date notice of such redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the redemption date, over (b) the aggregate principal amount of the notes being redeemed.

“Reinvestment Rate” means 0.350%, in the case of the 2020 notes, or 0.450%, in the case of the 2023 notes, plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the redemption date of the principal amount of the notes of the applicable series being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount for the applicable series of notes shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

“Statistical Release” means the statistical release designated “H.15 (519)”or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination under the indenture, then such other reasonably comparable index which shall be designated by us.

Special Mandatory Redemption

In the event that the closing of the Merger has not occurred on or prior to the Termination Date, or, if prior to the Termination Date, the Merger Agreement is terminated in accordance with its terms (each, a “Special Mandatory Redemption Event”), we will be required to redeem the 2020 notes in whole at a redemption price (the “Special Mandatory Redemption Price”) equal to 101% of the principal amount of the 2020 notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the Special Mandatory Redemption Date (the “Special Mandatory Redemption”). Upon the occurrence of a Special Mandatory Redemption Event, we will promptly (but in no event later than 10 business days following such Special Mandatory Redemption Event) cause notice to be delivered electronically or mailed, with a copy to the trustee, to each holder of the 2020 notes at its registered address (such date of notification to the holders, the “Redemption Notice Date”). The notice will inform holders that the 2020 notes will be redeemed on the 30th day (or if such day is not a business day, the first business day thereafter) following the Redemption Notice Date (such date, the “Special Mandatory Redemption Date”) and that all of the outstanding 2020 notes will be redeemed at the Special Mandatory Redemption Price to be calculated by us on the Special Mandatory Redemption Date automatically and without any further action by the holders of such notes. At or prior to 12:00 p.m. (New York City time) on the business day immediately preceding the Special Mandatory Redemption Date, we will deposit with the trustee funds sufficient to pay the Special Mandatory Redemption Price for the 2020 notes. If such deposit is made as provided above, the 2020 notes will cease to bear interest on and after the Special Mandatory Redemption Date.

The aggregate net proceeds from the sale of the 2020 notes subject to the Special Mandatory Redemption will not be held in escrow, and holders of such notes will not have any special access or rights to or a security interest or encumbrance of any kind on the net proceeds from the offering of such notes.

Upon the occurrence of the consummation of the Merger prior to the relevant outside date set forth above, the foregoing provisions regarding the Special Mandatory Redemption will cease to apply to the 2020 notes.

The 2023 notes are not subject to the Special Mandatory Redemption.

Change of Control Offer

If a change of control triggering event occurs with respect to either series of notes, unless we have exercised our option to redeem the notes of such series in whole as described above under “—Optional Redemption,” or, in the case of the 2020 notes, unless a Special Mandatory Redemption as described above under “—Special Mandatory Redemption” has occurred, we will be required to make an offer (the “change of control offer”) to each holder of notes of such series to repurchase all or any part (equal to a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes on the terms set forth in the notes. In the change of control offer, we will be required to offer payment in cash equal to 101% of the principal amount of the notes of such series to be repurchased, plus accrued and unpaid interest, if any, on those notes to the repurchase date (the “change of control payment”), subject to the rights of holders of the notes of such series on a regular record date to receive interest due on the related interest payment date falling on or prior to the repurchase date.

Within 30 days following any change of control triggering event with respect to either series of notes or, at our option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, we will transmit a notice to holders of the notes of such series, with a copy to the trustee, describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase the notes of such series on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “change of control payment date”). The notice, if transmitted prior to the date of consummation of the change of control, will state that the offer to purchase is conditioned on the change of control triggering event occurring on or prior to the change of control payment date. In the event that such offer to purchase fails to satisfy the condition in the preceding sentence, we will cause another notice meeting the aforementioned requirements to be transmitted to holders of the notes of such series.

On the change of control payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes of such series properly tendered pursuant to the change of control offer;
•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes of such series properly tendered; and
•	deliver or cause to be delivered to the trustee the notes of such series properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes of such series being repurchased.

The paying agent will promptly transmit to each holder of properly tendered notes the change of control payment for the notes of such series being repurchased, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unrepurchased portion, if any, of any notes of such series surrendered, provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make a change of control offer upon the occurrence of a change of control triggering event with respect to either series of notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases all notes of such series properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes of such series if there has occurred and is continuing on the change of control payment date an event of default under the indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.

Upon the occurrence of a change of control triggering event with respect to either series of notes, we may not have sufficient funds to repurchase the notes of such series in the amount of the change of control payment in cash at such time. In addition, our ability to repurchase the notes of such series for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. The failure to make such repurchase would result in a default under the notes of such series.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes of either series as a result of a change of control triggering event with respect to such series of notes. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes of such series, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes of such series by virtue of any such conflict.

For purposes of the change of control offer provisions of the notes of either series, the following terms will be applicable:

“Change of control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person”(as that term is used in Section 13(d)(3) of the Exchange Act) (other than Pitney Bowes, any subsidiary or employee benefit plan of Pitney Bowes or employee benefit plan of any subsidiary of Pitney Bowes) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of Pitney Bowes or other voting stock into which the voting stock of Pitney Bowes is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of transactions approved by the board of directors of Pitney Bowes as part of a single plan, of 85% or more of the total consolidated assets of Pitney Bowes as shown on Pitney Bowes’s most recent audited balance sheet, to one or more “persons”(as that term is defined in the indenture) (other than Pitney Bowes or one of the subsidiaries of Pitney Bowes); or (3) the first day on which a majority of the members of the board of directors of Pitney Bowes are not continuing directors.

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) Pitney Bowes becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of the voting stock of Pitney Bowes immediately prior to that transaction or (B) immediately following that transaction, no person or group (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

“Change of control triggering event” means, with respect to either series of notes, the occurrence of both a change of control and a rating event.

“Continuing directors” means, as of any date of determination, any member of the board of directors of Pitney Bowes who (1) was a member of such board of directors on the date the notes of the applicable series were initially issued or (2) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the proxy statement of Pitney Bowes in which such member was named as a nominee for election as a director, without objection to such nomination).

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Rating agencies” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes of the applicable series or fails to make a rating of the notes of the applicable series publicly available, in each case for reasons outside of the control of Pitney Bowes, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by Pitney Bowes (as certified by a resolution of the board of directors of Pitney Bowes) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Rating event” means, with respect to either series of notes, the rating on the notes of the applicable series is lowered by each of the rating agencies and the notes of such series are rated below the specified rating by each of the rating agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the notes of such series is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control and (2) public notice of the occurrence of a change of control or the intention of Pitney Bowes to effect a change of control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will be deemed not to have occurred in respect of a particular change of control (and thus will not be deemed a rating event for purposes of the definition of change of control triggering event) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at Pitney Bowes’s or its request that the reduction was the result, in whole or in part, of any event or circumstance consisting of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control has occurred at the time of the rating event).

“S&P” means S&P Global Ratings, a division of S&P Global Inc., and its successors.

“Specified rating” means a rating equal to or higher than Ba1 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent credit rating from any additional rating agency or rating agencies selected by Pitney Bowes.

“Voting stock” means, with respect to any specified “person”(as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Interest Rate Adjustment

The interest rate payable on each series of notes will be subject to adjustments from time to time if either Moody’s or S&P or, if either of Moody’s or S&P ceases to rate the notes of the applicable series or fails to make a rating of the notes of such series publicly available, in each case for reasons outside of the control of Pitney

Bowes, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected pursuant to the definition of “rating agencies”(a “substitute rating agency”), downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the notes of such series, in the manner described below.

If the rating assigned by Moody’s (or any substitute rating agency therefor) of the notes of the applicable series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of such series will increase such that it will equal the interest rate payable on the notes of such series on the date of their initial issuance plus the percentage set forth opposite the rating in the table below (plus, if applicable, the percentage set forth opposite the rating in the table under “—S&P Rating Percentage”):

Moody’s Rating* Percentage
Ba2	0.25%
Ba3	0.50%
B1	0.75%
B2 or below	1.00%
*	Including the equivalent ratings of any substitute rating agency.

If the rating assigned by S&P (or any substitute rating agency therefor) of the notes of the applicable series is decreased to a rating set forth in the immediately following table, the interest rate on the notes of such series will increase such that it will equal the interest rate payable on the notes of such series on the date of their initial issuance plus the percentage set forth opposite the rating in the table below (plus, if applicable, the percentage set forth opposite the rating in the table under “—Moody’s Rating Percentage”):

S&P Rating* Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%
*	Including the equivalent ratings of any substitute rating agency.

If at any time the interest rate on the notes of the applicable series has been increased and either Moody’s or S&P (or, in either case, a substitute rating agency therefor), as the case may be, subsequently upgrades its rating of the notes of such series to any of the threshold ratings set forth above, the interest rate on the notes of such series will be decreased such that the interest rate for the notes of such series equals the interest rate payable on the notes of such series on the date of their initial issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the upgrade in rating. If Moody’s (or any substitute rating agency therefor) subsequently upgrades its rating of the notes of such series to Ba1 (or its equivalent, in the case of a substitute rating agency) or higher, and S&P (or any substitute rating agency therefor) upgrades its rating to BBB- (or its equivalent, in the case of a substitute rating agency) or higher, the interest rate on the notes of such series will be decreased to the interest rate payable on the notes of such series on the date of their initial issuance (and if one such upgrade occurs and the other does not, the interest rate on the notes of such series will be decreased so that it does not reflect any increase attributable to the upgrading rating agency). In addition, the interest rates on the notes of such series will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent downgrade in the ratings by either or both rating agencies) if the notes of such series become rated Baa1 and BBB+ (or, in either case, the equivalent thereof, in the case of a substitute rating agency) or higher by Moody’s and S&P (or, in either case, a substitute rating agency therefor), respectively (or one of these ratings if the notes of such series are only rated by one rating agency).

Each adjustment required by any downgrade or upgrade in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, a substitute rating agency therefor), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the notes of the applicable series be reduced to below the interest rate payable on the notes of such series on the date of their initial issuance or (2) the total increase in the interest rate on the notes of the applicable series exceed 2.00% above the interest rate payable on the notes of such series on the date of their initial issuance.

No adjustments in the interest rate of the notes of the applicable series shall be made solely as a result of a rating agency ceasing to provide a rating of the notes of such series. If at any time Moody’s or S&P ceases to provide a rating of the notes of such series, we will use our commercially reasonable efforts to obtain a rating of the notes of such series from a substitute rating agency, if one exists, in which case, for purposes of determining any increase or decrease in the interest rate on the notes of such series pursuant to the tables above (a) such substitute rating agency will be substituted for the last rating agency to provide a rating of the notes of such series but which has since ceased to provide such rating, (b) the relative rating scale used by such substitute rating agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such substitute rating agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on the notes of such series will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the notes of such series on the date of their initial issuance plus the appropriate percentage, if any, set forth opposite the deemed equivalent rating from such substitute rating agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency).

For so long as only one rating agency provides a rating of the notes of the applicable series, any subsequent increase or decrease in the interest rate of the notes of such series necessitated by a reduction or increase in the rating by the rating agency providing the rating shall be twice the applicable percentage set forth in the applicable table above. For so long as neither Moody’s nor S&P (nor, in either case, a substitute rating agency therefor) provides a rating of the notes of the applicable series, the interest rate on the notes of such series will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes of such series on the date of their initial issuance.

Any interest rate increase or decrease described above will take effect from the first interest payment date following the date on which a rating change occurs that requires an adjustment in the interest rate. As such, interest will not accrue at such increased or decreased rate until the next interest payment date following the date on which a rating change occurs. If Moody’s or S&P (or, in either case, a substitute rating agency therefor) changes its rating of the notes of the applicable series more than once prior to any particular interest payment date, the last change by such agency prior to such interest payment date will control for purposes of any interest rate increase or decrease with respect to the notes of such series described above relating to such rating agency’s action. If the interest rate payable on the notes of the applicable series is increased as described above, the term “interest,” as used with respect to the notes of such series, will be deemed to include any such additional interest unless the context otherwise requires.

We will advise the trustee and the holders of any occurrence of a rating change that requires an interest rate increase or decrease described above.

Certain Covenants

Set forth below are certain covenants applicable to each series of notes. You can find the definitions of certain terms used in this section under “—Certain Covenant Definitions.”

Limitation on Liens

So long as any of the notes of the applicable series remain outstanding, we will not, nor will we permit any Restricted Subsidiary to, issue, assume, guarantee or become liable for any Indebtedness if that Indebtedness is secured by a Mortgage upon any Principal Domestic Manufacturing Plant or upon any shares of stock or Indebtedness of any Restricted Subsidiary without in any such case effectively providing that the notes of such series will be secured equally and ratably with (or prior to) that Indebtedness, except that the foregoing restrictions will not apply to:

•	Mortgages on property of any corporation existing at the time that corporation is acquired by us or a Restricted Subsidiary (including by way of merger or consolidation) or at the time of a sale, lease or other disposition of all or substantially all of the properties of a corporation to us or a Restricted Subsidiary, as long as any such Mortgage is not extended to cover any property previously owned by us or a Restricted Subsidiary;

•	Mortgages on property of a corporation existing at the time the corporation first becomes a Restricted Subsidiary;
•	Mortgages on any property existing on the date the notes of such series are first issued under the indenture or when we acquired that property;
•	Mortgages securing any Indebtedness that a wholly-owned Restricted Subsidiary owes to us or another wholly-owned Restricted Subsidiary;
•	Mortgages that we enter into within specified time periods to finance the acquisition, repair, improvement or construction of any property;
•	mechanics’ liens, tax liens, liens in favor of a governmental body to secure progress payments or the acquisition of real or personal property from the governmental body, and other specified liens which were not incurred in connection with any borrowing of money, as long as we are contesting those liens in good faith or those liens do not materially impair the use of any Principal Domestic Manufacturing Plant;
•	Mortgages arising from any judgment, decree or order of a court in a pending proceeding; or
•	any extension, renewal or replacement of any of the Mortgages described above, as long as the amount of Indebtedness secured does not exceed the amount originally secured plus any fees incurred in connection with the refinancing.

Notwithstanding the above, we may issue, assume, guarantee or become liable for, and may permit any Restricted Subsidiary to issue, assume, guarantee or become liable for, secured Indebtedness which would otherwise be subject to the foregoing restrictions, provided that the total of the aggregate amount of that Indebtedness then outstanding, excluding secured Indebtedness permitted under the foregoing exceptions, together with the aggregate amount of all Attributable Debt with respect to sale and leaseback transactions, does not exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sales and Leasebacks

So long as any of the notes of the applicable series remain outstanding, we will not, nor will we permit any Restricted Subsidiary to, enter into any sale and leaseback arrangement involving a Principal Domestic Manufacturing Plant which has a term of more than three years, except for sale and leaseback arrangements between us and a wholly-owned Restricted Subsidiary or between wholly-owned Restricted Subsidiaries, unless:

•	we or such Restricted Subsidiary enters into the sale and leaseback transaction within 180 days after the Principal Domestic Manufacturing Plant is acquired, constructed or placed into service;
•	the rent that we or such Restricted Subsidiary pays under the related lease is reimbursed under a contract between us or such Restricted Subsidiary and the United States government or one of its agencies or instrumentalities;
•	the aggregate amount of all Attributable Debt with respect to sale and leaseback transactions plus all Indebtedness secured by Mortgages on Principal Domestic Manufacturing Plants or upon shares of stock or Indebtedness of any Restricted Subsidiary (with the exception of secured Indebtedness which is excluded as described under “—Limitation on Liens” above) does not exceed 15% of Consolidated Net Tangible Assets; or
•	we apply or cause to be applied an amount equal to, in the case of a sale or transfer for cash, the lesser of the net proceeds of the sale or transfer of the Principal Domestic Manufacturing Plant and the net book value, or, in the case of a sale or transfer otherwise than for cash, the lesser of the fair market value of the Principal Domestic Manufacturing Plant and its net book value, within 180 days of the effective date of the sale and leaseback arrangement to the retirement of our or a Restricted Subsidiary’s unsubordinated Indebtedness, which may include the notes of the applicable series. However, we cannot satisfy this test by retiring Indebtedness that we were otherwise obligated to repay within the 180-day period.

Consolidation, Merger or Sale of Assets

We shall not consolidate or merge with or into any other corporation and shall not sell, lease or convey our assets as an entirety, or substantially as an entirety, to another corporation if, as a result of that action, any of our assets would become subject to a Mortgage, unless either:

•	that Mortgage could be created under the indenture without equally and ratably securing the notes of such series; or
•	the notes of the applicable series will be secured equally and ratably with or prior to the Indebtedness secured by that Mortgage.

The indenture provides that we may consolidate with, sell, convey or lease all or substantially all of our assets to, or merge with or into, any other corporation, if:

•	either we are the continuing corporation or the successor corporation is a domestic corporation and expressly assumes the due and punctual payment of the principal of and premium, if any, and interest on all the debt securities outstanding under the indenture, including the notes of the applicable series, according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by us; and
•	immediately after such merger, consolidation, sale, conveyance or lease, we or such successor corporation, as the case may be, is not in material default in the performance or observance of any such covenant or condition.

Certain Covenant Definitions

For purposes of the foregoing covenants applicable to the notes of either series, the following terms will be applicable:

“Attributable Debt” in respect of a sale and leaseback arrangement means, at the time of determination, the lesser of:

•	the sale price of the Principal Domestic Manufacturing Plant to be leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease and the denominator of which is the base term of the lease; and
•	the total rental payments under the lease discounted to present value using an interest factor determined in accordance with generally accepted financial practice. However, if we cannot readily determine that interest factor, we will use an annual rate of 11%, compounded semi-annually. We will also exclude from rental payments any amounts paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which are not payments for property rights.

“Consolidated Net Tangible Assets” means, as of any particular time, the aggregate amount of assets after deducting current liabilities, goodwill, patents, copyrights, trademarks, and other intangibles, in each case as shown on our most recent consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

“Consolidated Net Worth” means the sum of (1) the par value of our capital stock, (2) our capital in excess of par value and (3) retained earnings, in each case as shown on our most recent consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

“Indebtedness” means any notes, bonds, debentures or other similar indebtedness for money borrowed.

“Mortgage” means a mortgage, security interest, pledge or lien.

“Principal Domestic Manufacturing Plant” means any manufacturing or processing plant or warehouse (other than any plant or warehouse which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our Subsidiaries taken as a whole), including land and fixtures, which is owned by us or a Subsidiary, located in the United States and has a gross book value (without deduction of any depreciation reserves) on the determination date of more than 1% of our Consolidated Net Worth.

“Restricted Subsidiary” means any Subsidiary of ours which

•	is organized under the laws of the United States or any state of the United States or the District of Columbia;
•	transacts all or a substantial part of its business in the United States; and
•	owns a Principal Domestic Manufacturing Plant.

However, “Restricted Subsidiary” does not include any Subsidiary which

•	is primarily engaged in providing or obtaining financing for the sale or lease of products that we or our Subsidiaries sell or lease or is otherwise primarily engaged in the business of a finance company; or
•	is primarily engaged in the business of owning, developing or leasing real property other than a Principal Domestic Manufacturing Plant.

“Subsidiary” means any corporation of which at least a majority of the outstanding voting stock is owned by us, or by us and one or more Subsidiaries, or by one or more Subsidiaries.

Trustee, Paying Agent, Authenticating Agent and Registrar

The Bank of New York Mellon will act as trustee for the notes, which will be issued under an indenture dated as of February 14, 2005, as amended or supplemented from time to time, between us and the trustee. The indenture is a senior indenture as described in the accompanying prospectus.

You should read the accompanying prospectus for a general discussion of the terms and provisions of the indenture. From time to time, we and some of our subsidiaries maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business.

Notices

Any notices required to be given to the holders of the notes of either series will be given to DTC.

Governing Law

The indenture and the notes are governed by, and will be construed in accordance with, New York law.

Book-Entry Delivery and Form

Each series of notes will be issued in whole or in part in the form of one or more global securities that will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of Cede & Co., DTC’s nominee.

Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Investors may elect to hold their interests in the global securities through either DTC (in the United States) or (in Europe) through Clearstream or Euroclear. Investors may hold their interests in the global securities directly if they are participants of such systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective U.S. depositaries, which in turn will hold these interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Except as set forth below, the global securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Notes represented by a global security can be exchanged for definitive securities in registered form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security and we do not appoint a successor depositary within 90 days after receiving that notice;
•	at any time DTC ceases to be a clearing agency registered or in good standing under the Exchange Act or other applicable law and we do not appoint a successor depositary within 90 days after becoming aware that DTC has ceased to be registered or in good standing as a clearing agency; or

•	we determine that the global security will be exchangeable for definitive securities in registered form and notify the trustee of our decision.

A global security that can be exchanged as described in the preceding paragraph will be exchanged for definitive securities of the same series and terms issued in authorized denominations in registered form for the same aggregate principal amount. The definitive securities will be registered in the names of the owners of the beneficial interests in the global security as directed by DTC.

We will make principal, premium, if any, and interest payments on all notes represented by a global security to the paying agent, which in turn will make payment to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes of each series represented by a global security for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global security; or
•	any other aspect of the relationship between DTC and its participants or the relationship between those participants, and the owners of beneficial interests in a global security held through those participants, or the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.

DTC has advised us that its current practice is to credit participants’ accounts on each payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on DTC’s records upon DTC’s receipt of funds and corresponding detail information. The underwriters for the notes of each series represented by a global security will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global security will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants. Book-entry notes may be more difficult to pledge because of the lack of a physical note.

DTC

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the notes of each series represented by that global security for all purposes of the notes of such series. Owners of beneficial interests in the notes of either series will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered owners or holders of notes under the indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a DTC participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global security. Beneficial owners may experience delays in receiving payments on their notes since payments will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner’s account.

We understand that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global security desires to take any action which a holder is entitled to take under the indenture, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize the beneficial owners owning through such participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

Beneficial interests in a global security will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for that global security. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes of either series will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC’s participants include both U.S. and non-U.S. securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission (the “SEC”).

Redemption notices shall be sent to DTC or its nominee, Cede & Co. If less than all of the notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such notes to be redeemed.

A beneficial owner will be required to give notice of any option to elect to have its notes repurchased by us, through its participant, to the trustee, and will effect delivery of those notes by causing the direct participant to transfer the participant’s interest in the global security representing those notes, on DTC’s records, to the trustee. The requirement for physical delivery of notes in connection with a demand for repurchase will be deemed satisfied when the ownership rights in the global security representing those notes are transferred by direct participants on DTC’s records.

Payments in respect of the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from an issuer or agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such participant and not of DTC, the agent, or the issuer, subject to any statutory or regulatory requirements as may be in effect from time to time.

Payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Clearstream

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, or Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Euroclear

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear, or Euroclear Participants, and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A/N.V. (the “Euroclear Operator”) under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of notes received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

If the notes are cleared only through Euroclear and Clearstream (and not DTC), you should be aware that investors will only be able to make and receive deliveries, payments and other communications involving any securities held through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers, and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the notes of either series, or to make or receive a payment or delivery of such notes, on a particular day may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

Clearstream or Euroclear will credit payments to the cash accounts of Clearstream Participants or Euroclear Participants, as applicable, in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream Participant or Euroclear Participant only in accordance with its relevant rules and procedures.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the trustee, any paying agent or the underwriters will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants (except any particular underwriter) of their obligations under the rules and procedures governing their operations.

The information in this section concerning DTC, Clearstream and Euroclear and their respective book-entry systems has been obtained from sources that we believe to be reliable, but neither we nor any of the underwriters take any responsibility for the accuracy or completeness thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus supplement and all of which are subject to change, possibly on a retroactive basis. As a result, the tax considerations of purchasing, owning or disposing of the notes could differ from those described below. This summary deals only with purchasers who purchase notes at their “issue price,” which will equal the first price at which a substantial amount of the notes is sold for cash to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and who hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally assets that are held as investments). It is expected and this discussion assumes that the issue price of the notes will equal their principal amount. This summary does not deal with persons in special tax situations, such as banks, financial institutions, partnerships, S corporations or other pass-through entities or investors in such entities, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt investors, dealers or traders in securities and currencies, U.S. expatriates, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, controlled foreign corporations, foreign personal holding companies, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax and persons holding notes as a position in a “straddle,” “hedge,” “conversion transaction,” or other integrated transaction for tax purposes. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, U.S. federal estate or gift tax laws, the tax laws of any U.S. state or locality, any non-U.S. tax laws or any tax laws other than income tax laws. We will not seek a ruling from the IRS with respect to any matters discussed herein, and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

You should consult your tax advisor regarding the application of the U.S. federal income tax laws to your particular situation and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if, (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of notes that is not a U.S. Holder.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of a note, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership or a partner in such a partnership holding a note should consult its own tax advisor regarding the U.S. federal income tax consequences of holding and disposing of notes.

Additional Amounts

We may be obligated to pay amounts in excess of the stated interest or principal on the notes, including as described under “Description of the Notes—Special Mandatory Redemption” and “—Change of Control Offer,” and may be obligated to pay additional interest on the notes, as described under “Description of the Notes—Interest Rate Adjustment.” These potential payments may implicate the provisions of Treasury regulations relating to contingent payment debt instruments. According to the applicable Treasury regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies in the aggregate, as of the date of issuance, are remote or incidental or, in certain circumstances, if it is “significantly more likely than not” that none of such contingencies will occur. We intend to take the position that the foregoing contingencies will not cause the notes to be treated as contingent payment debt instruments. Our determination will be binding on a holder, unless the holder discloses in the proper manner to the IRS that it is taking a different position. If additional amounts are required to be paid in redemption of the notes as described above, then we intend to take the position that such amounts will be treated as additional proceeds and taxed as described below under “—U.S. Holders—Treatment of Disposition of Notes” and “—Non-U.S. Holders—Treatment of Disposition of Notes.” If additional interest is required to be paid, then we intend to take the position that such amounts will be treated as additional interest income and taxed as described below under “—U.S. Holders—Treatment of Interest” and “—Non-U.S. Holders—Treatment of Interest.”

Our determination is not, however, binding on the IRS, and a successful challenge of this position by the IRS could affect the timing and amount of a holder’s income and could cause gain from the sale or other disposition of a note to be treated as ordinary income rather than capital gain. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the potential application to the notes of the contingent payment debt regulations and the consequences thereof.

U.S. Holders

The following discussion applies to U.S. Holders.

Treatment of Interest

Interest on a note will be includable by a U.S. Holder as interest income at the time it accrues or is received in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes and will be ordinary income.

Treatment of Disposition of Notes

Upon the sale, exchange, retirement, redemption or other taxable disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as such) and (ii) the U.S. Holder’s adjusted tax basis in the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note, reduced by any payments (other than payments of interest) received on the notes. A U.S. Holder’s gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held such note for longer than one year. The deductibility of capital losses is subject to limitations. Long-term capital gain will be taxed based on the rates in effect for the year of sale.

Medicare Tax

A U.S. Holder that is an individual, estate, or a trust that does not fall into a special category of trusts that is exempt from such tax, will be subject to an additional 3.8% Medicare tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income will generally include interest income and net gains from the disposition of the notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the notes.

Backup Withholding and Information Reporting

In general, a U.S. Holder of a note will be subject to backup withholding at the applicable tax rate (currently 28%) with respect to cash payments in respect of interest or the gross proceeds from dispositions of notes, unless the U.S. Holder (i) is an entity that is exempt from backup withholding (generally including tax-exempt organizations and certain qualified nominees) and, when required, provides appropriate documentation to that effect or (ii) provides us or our paying agent with a social security number or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, certifies that the TIN provided is correct and that the U.S. Holder has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. Holders that are not exempt entities will generally be subject to information reporting requirements. A U.S. Holder who does not provide us or our paying agent with the correct TIN may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. We or our paying agent will report to the U.S. Holders and the IRS the amount of any “reportable payments” and any amounts withheld with respect to the notes as required by the Code and applicable Treasury regulations.

Non-U.S. Holders

The following discussion applies to Non-U.S. Holders.

Treatment of Interest

Subject to the discussion below of backup withholding and information reporting and FATCA (as defined below), under the “portfolio interest exemption,” a Non-U.S. Holder will not be subject to U.S. federal income tax (or any withholding thereof) in respect of payments of interest on the notes if each of the following requirements is satisfied:

•	the interest paid on the notes is not income that is effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment) carried on by the Non-U.S. Holder (“ECI”);
•	the Non-U.S. Holder does not actually or constructively (pursuant to the rules of Section 871(h)(3)(C) of the Code) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote; and
•	certain certification requirements are met.

If any of these conditions are not met, a 30% U.S. withholding tax will apply to payments of interest on the notes unless either (i) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or a suitable substitute or successor form), or (ii) the interest is ECI, and the Non-U.S. Holder complies with applicable certification requirements by providing a properly completed and duly executed IRS Form W-8ECI (or a suitable substitute or successor form). If the interest on the notes is ECI, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all interest on the notes on a net income basis in the same manner as a U.S. Holder, unless an applicable income tax treaty reduces or eliminates such tax and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or a suitable substitute or successor form). In addition, Non-U.S. Holders that are corporations may, under certain circumstances, be subject to an additional “branch profits” tax at a 30% rate or, if applicable, a lower treaty rate, on interest income that is ECI.

Treatment of Disposition of Notes

Subject to the discussion of backup withholding and information reporting and FATCA below, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement, redemption or other disposition of a note unless:

•	such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement, redemption or other disposition and certain other requirements are met; or
•	the gain is ECI (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment).

If an individual Non-U.S. Holder falls under the first of these exceptions, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which the gain derived from the disposition exceeds such Non-U.S. Holder’s capital losses allocable to sources within the United States for the taxable year of the sale.

If a Non-U.S. Holder falls under the second of these exceptions, the Non-U.S. Holder will be taxed on the net gain derived from the disposition under the graduated U.S. federal income tax rates that are applicable to U.S. persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is a foreign corporation, it may also be subject to the branch profits tax described above. Even though the ECI will be subject to U.S. federal income tax, and possibly subject to the branch profits tax, it will not be subject to withholding if the Non-U.S. Holder delivers an appropriate IRS Form W-8ECI (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed to us or our agent. A Non-U.S. Holder’s ability to claim a loss on the disposition of the notes will be subject to substantial limitations. Non-U.S. Holders should consult their tax advisors regarding the tax consequences of disposing of the notes at a loss.

Backup Withholding and Information Reporting

When required, we will provide information statements to Non-U.S. Holders and the IRS reporting amounts paid with respect to the notes. Payments of the proceeds of the sale or other disposition of the notes to individual Non-U.S. Holders may also be subject to backup withholding (currently at a rate of 28%) unless the Non-U.S. Holder provides us or our paying agent with a correct TIN and complies with applicable certification requirements. Such payments may also be subject to information reporting unless the Non-U.S. Holder complies with certain certification procedures.

Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a foreign “broker”(as defined in applicable Treasury regulations), provided that such broker (1) derives less than 50 percent of its gross income for certain periods from the conduct of a trade or business in the United States, (2) is not a controlled foreign corporation for U.S. federal income tax purposes, (3) is not a foreign partnership that, at any time during its taxable year, is more than 50 percent (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business and (4) is not a U.S. person or a foreign branch of a U.S. person. Payment of the proceeds of the sale of a note effected outside the United States by a foreign office of any other broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of a sale of a note by the U.S. office of a broker will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-Holder of notes under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder provided that the required information is timely provided to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury regulations thereunder (“FATCA”) impose withholding taxes on certain types of payments made to “foreign financial institutions,” as specially defined under FATCA, and certain other non-U.S. entities. FATCA imposes a 30% withholding tax on payments of interest on, and gross proceeds from the sale or other disposition of, the notes paid to a foreign financial institution unless the foreign financial institution is deemed to be compliant with FATCA or enters into an agreement with the IRS to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, FATCA imposes a 30% withholding tax on the same types of payments to a non-financial foreign entity of a certain type unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information to the IRS or to the withholding agent regarding each substantial U.S. owner. These rules currently apply to payments of interest and are expected to apply to payments of gross proceeds from the sale or other disposition of the notes after December 31, 2018. Prospective investors should consult their tax advisors regarding the application of FATCA to the acquisition, ownership or disposition of the notes.

The preceding discussion of certain U.S. federal income tax considerations is for general information only; it is not tax advice. You should consult your own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of the notes, including the consequences of any proposed change in applicable laws.

UNDERWRITING (CONFLICTS OF INTEREST)

Goldman Sachs & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc. and HSBC Securities (USA) Inc. are acting as joint book-running managers of the offering of the notes and Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the Underwriting Agreement and Pricing Agreement, each dated September 12, 2017, among us and the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of notes of each series set forth opposite the name of such underwriter:

Underwriter	Principal Amount of 2020 notes	Principal Amount of 2023 notes
Goldman Sachs & Co. LLC	$51,000,000	$68,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	51,000,000	68,000,000
Citigroup Global Markets Inc.	33,000,000	44,000,000
J.P. Morgan Securities LLC	33,000,000	44,000,000
Mizuho Securities USA LLC	33,000,000	44,000,000
Morgan Stanley & Co. LLC	—	44,000,000
MUFG Securities Americas Inc.	33,000,000	—
HSBC Securities (USA) Inc.	24,000,000	32,000,000
BNY Mellon Capital Markets, LLC	10,500,000	14,000,000
RBC Capital Markets, LLC	10,500,000	14,000,000
U.S Bancorp Investments, Inc.	10,500,000	14,000,000
The Williams Capital Group, L.P.	10,500,000	14,000,000
Total	$300,000,000	$400,000,000

The Underwriting Agreement and Pricing Agreement provide that the obligations of the several underwriters to purchase the notes are subject to approval of a number of legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

The underwriters propose to offer the notes of each series directly to the public initially at the applicable public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such public offering price less a concession not in excess of 0.250% per 2020 note and not in excess of 0.350% per 2023 note. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.200% per 2020 note and not in excess of 0.250% per 2023 note on sales to certain other dealers. After the initial offering of the notes to the public, the applicable public offering price and other selling terms may be changed by the underwriters. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that we will incur approximately $1.6 million in expenses (not including the underwriting discounts) in connection with this offering.

The following table shows the applicable public offering price, underwriting discount and proceeds to us, before expenses.

	Per 2020 Note	Total	Per 2023 Note	Total
Public Offering Price	99.764%	$299,292,000	99.756%	$399,024,000
Underwriting Discount	0.450%	$1,350,000	0.600%	$2,400,000
Proceeds to Pitney Bowes (before expenses)	99.314%	$297,942,000	99.156%	$396,624,000

Each series of notes is a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange. The underwriters have advised us that they may make a market in each series of notes after completion of this offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the development, maintenance or liquidity of any trading market for either series of notes.

The underwriters may engage in stabilizing and syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes of the applicable series in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes of the applicable series originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. These transactions may cause the price of the notes of the applicable series to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time without notice.

We have agreed to indemnify the several underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have provided, and in the future may continue to provide, investment banking, financial advisory and other financial services to us in the ordinary course of business for which they have received and will receive customary compensation.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise). Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of the underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes of either series offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

We intend to use the net proceeds from the sale of the notes, together with the proceeds of our Syndicated Credit Facility, to fund all or a portion of the consideration for the Merger, to repay the $350 million aggregate principal amount of our 4.75% notes due May 2018 and for general corporate purposes, as described above under “Use of Proceeds.”

To the extent that any of the underwriters or their affiliates own any of our 4.75% notes due May 2018, such underwriters or affiliates will receive a portion of the net proceeds from this offering used to fund the repayment of those notes. If the foregoing results in payments to an underwriter and/or its affiliates of 5% or more of the net proceeds from this offering (not including the underwriting discount), there would be a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Because the notes offered hereby are investment grade rated, no “qualified independent underwriter” is required to be appointed in connection with this offering. However, as required by FINRA Rule 5121, no sale of the notes offered hereby will be made by the affected underwriter to an account over which it exercises discretion without the prior specific written consent of the account holder.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction outside the United States of America that would permit a public offering of the notes, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any material relating to us, in any jurisdiction where action for that purpose is required. Accordingly, the notes may not be offered, sold or exchanged, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisement in connection with this offering may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Selling Restrictions

European Economic Area

This prospectus supplement is not a prospectus for the purposes of the Prospectus Directive (as defined below).

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), with effect from an including the date on which the Prospectus Directive is implemented in that Relevant Member State, an offer of notes to the public may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the notes may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall result in a requirement for us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the European Economic Area of the notes should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, or will authorize, the making of any offer of the notes through any financial intermediary, other than offers made by the underwriters that constitute the final offering of the notes contemplated in this prospectus supplement and the accompanying prospectus.

For the purposes of this provision and the buyer’s representation below, the expression “an offer of notes to the public” in relation to the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any of, the notes will be deemed to have represented, warranted and agreed to and with the underwriters and us that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
•	in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors”, as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale or (ii) where the notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons.

United Kingdom

The communication of this prospectus supplement and the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), or within Article 49(2)(a) to (d) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA), in connection with the issue or sale of the notes, has only been, and will only be, communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

Anything in relation to the notes in, from or otherwise involving the United Kingdom has been, and may only be, done in compliance with all applicable provisions of the FSMA.

Hong Kong

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed or approved by any regulatory authority in Hong Kong. This prospectus supplement and the accompanying prospectus do not constitute an offer or invitation to the public in Hong Kong to acquire the notes. Accordingly, no person may issue or have in its possession for the purpose of issue, this prospectus supplement, the accompanying prospectus or any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, except where (i) the notes are only intended to be offered to “professional investors”(as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder), (ii) in circumstances which do not result in this prospectus supplement and the accompanying prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (“CO”), or (iii) in circumstances which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the notes is personal to the person to whom this prospectus supplement and the accompanying prospectus have been delivered, and a subscription for the notes will only be accepted from such person. No person to whom a copy of this prospectus supplement and the accompanying prospectus is issued may copy, issue or distribute this prospectus supplement and the accompanying prospectus to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about the contents of this prospectus supplement and the accompanying prospectus, you should obtain independent professional advice.

Japan

The notes of either series have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Law”) and each underwriter is deemed to have agreed that it will not offer or sell any notes of either series, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) by the Monetary Authority of Singapore and the offer of the notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this prospectus supplement and the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes of either series may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”), or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)	a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or
(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the shares, debentures and units of shares and debentures of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the notes except:

(1)	to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);
(2)	where no consideration is or will be given for the transfer; or
(3)	where the transfer is by operation of law.

Canada

The notes of either series may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes of either series must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

VALIDITY OF THE NOTES

Gibson, Dunn & Crutcher LLP will pass upon the validity of the notes on our behalf. Sidley Austin LLP will act as counsel to the underwriters.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2016, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s Internet site at http://www.sec.gov. You also may read and copy any document we file at the SEC’s public reference room in Washington D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our common stock is listed and traded on the New York Stock Exchange and our SEC filings are also available at the New York Stock Exchange’s offices at 11 Wall Street, New York, NY 10005, as well as at the offices of the Chicago Stock Exchange, Inc., where our common stock also is traded, at One Financial Place, 440 South LaSalle Street, Chicago, IL 60605. Information about us, including our SEC filings, is also available at our Internet site at http://www.pb.com.

However, any information on our Internet site is not a part of this prospectus supplement or the accompanying prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement and the accompanying prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus and information in documents that we file later with the SEC prior to the termination of this offering will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement or the accompanying prospectus. We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and any future filings that we may make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of this offering; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 22, 2017 (including the portions of our proxy statement for our 2017 annual meeting of shareholders, incorporated by reference therein);
•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017, filed on May 3, 2017, and for the quarter ended June 30, 2017, filed on August 2, 2017; and
•	our Current Reports on Form 8-K filed on May 5, 2017, May 9, 2017, May 10, 2017, July 14, 2017 and September 6, 2017 (as amended on September 7, 2017).

You may obtain a copy of any or all of the documents referred to above, which may have been or may be incorporated by reference into this prospectus supplement and the accompanying prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Pitney Bowes Inc.
3001 Summer Street
Stamford, CT 06926
(203) 356-5000
Attention: Investor Relations

PROSPECTUS

Debt Securities
Preferred Stock
Preference Stock
Common Stock
Purchase Contracts
Depositary Shares
Warrants
Units

We may offer from time to time:

•	senior or subordinated debt securities;
•	shares of our preferred stock;
•	shares of our preference stock;
•	shares of our common stock;
•	purchase contracts for the purchase or sale of certain specified securities;
•	depositary shares representing fractional shares of our preferred stock or preference stock;
•	warrants for the purchase of certain specified securities;
•	units consisting of certain specified securities; or
•	any combination of these securities.

We will provide specific terms of any offering in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the ticker symbol “PBI.”

The mailing address of our principal executive offices is 3001 Summer Street, Stamford, Connecticut 06926. Our telephone number is (203) 356-5000.

Investing in our securities involves risks. See “Risk Factors” beginning on page 3 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2016, or our subsequent filings with the Securities and Exchange Commission, incorporated in this prospectus by reference, for information about risks you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

Prospectus dated March 16, 2017

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission, or SEC. By using a shelf registration process, we may sell, at any time and from time to time in one or more offerings, any combination of the securities described in this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. Any prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date of such document.

Except where the context requires otherwise, in this prospectus the terms “Pitney Bowes,” “we,” “us” and “our” refer to Pitney Bowes Inc., a Delaware corporation, and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy and information statements and other information with the SEC. The SEC maintains an Internet site that contains these filings at http://www.sec.gov. You also may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Information about us, including our SEC filings, is also available at our Internet site at http://www.pb.com. However, any information on our Internet site is not a part of this prospectus or the accompanying prospectus supplement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	the description of our common stock contained in our Form 8-A filed February 16, 1996, Form 8-A/A filed January 16, 1998 and Form 8-A/A filed December 19, 2003, including any amendment or report filed for the purpose of updating this description; and
•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 22, 2017.

You may obtain at no cost a copy of any or all of the documents referred to above, which may have been or may be incorporated by reference in this prospectus (excluding certain exhibits to the documents) by writing or telephoning us at the following address:

Pitney Bowes Inc.
3001 Summer Street
Stamford CT 06926
(203) 356-5000
Attention: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement and any free writing prospectus provided, authorized or approved by us. We have not authorized anyone else to provide you with other information.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. We caution readers that any forward-looking statements in this prospectus, other reports or press releases or statements made by our management are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “estimate,” “target,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “foresee,” “forecast,” “should,” “will,” “may,” “outlook,” and variations of such words and similar expressions are intended to identify such forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements.

Cautionary statements setting forth important factors that could cause actual results to differ materially from those in our forward-looking statements are discussed in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference, and also may be discussed in a prospectus supplement hereto or our future SEC filings that are incorporated by reference. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider the information contained or incorporated by reference in this prospectus, including the information under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, before making an investment in our securities. In addition, any prospectus supplement may include a discussion of additional risk factors or other special considerations applicable to the securities being offered.

THE COMPANY

Pitney Bowes Inc. was incorporated in the state of Delaware in 1920. We are a global technology company offering innovative products and solutions that help our clients navigate the complex world of commerce. We offer customer information management, location intelligence and customer engagement products and solutions to help our clients market to their customers, and shipping, mailing, and cross border ecommerce products and solutions that enable the sending of parcels and packages across the globe. Clients around the world rely on our products, solutions and services. Our world headquarters are located at 3001 Summer Street, Stamford, CT 06926. Our telephone number is (203) 356-5000.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of outstanding debt, acquisitions, additions to working capital, capital expenditures and investments.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our earnings to fixed charges on a consolidated basis for the periods shown. For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income from continuing operations before income taxes, minority interest (preferred stock dividends of subsidiaries) and interest expense (including amortization of debt issuance costs and capitalized interest) and “fixed charges” consists of interest expense (including amortization of debt issuance costs and capitalized interest) and minority interest (preferred stock dividends of subsidiaries). Minority interest (preferred stock dividends of subsidiaries) consists of pre-tax earnings that are required to pay dividends on outstanding preferred stock of subsidiaries.

	Year Ended December 31,
	2012	2013	2014	2015	2016
Ratio of earnings to fixed charges	2.96x	2.45x	2.80x	3.79x	2.11x
Ratio of earnings to fixed charges (exclusive of non-controlling interest)	3.34x	2.76x	3.23x	4.42x	2.51x

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply to those securities will be described in the applicable prospectus supplement. We may sell hybrid securities that combine certain features of debt securities and other securities described in this prospectus. As you read this section, please remember that the specific terms of a debt security as described in the applicable prospectus supplement will modify or replace the general terms described in this section. If there are any differences between the applicable prospectus supplement and this prospectus, the applicable prospectus supplement will control. As a result, the statements we make in this section may not apply to the debt security you purchase.

Except where the context requires otherwise, in this Description of Debt Securities the term the “Company” refers to Pitney Bowes Inc., a Delaware corporation, and does not include its subsidiaries.

Capitalized terms used but not defined in this section have the respective meanings set forth in the applicable indenture.

General

The debt securities that we offer will be either senior debt securities or subordinated debt securities. We will issue senior debt securities under an indenture, which we refer to as the senior indenture, dated as of February 14, 2005, between us and The Bank of New York Mellon (formerly known as The Bank of New York), as successor trustee to Citibank, N.A., or a another indenture trustee named in the applicable prospectus supplement. We will issue subordinated debt securities under a different indenture, which we refer to as the subordinated indenture, to be entered into between us and the trustee named in the applicable prospectus supplement. We refer to both the senior indenture and the subordinated indenture as the indentures, and to each of the trustees under the indentures as a trustee. The indentures may be supplemented or amended as necessary to set forth the terms of the debt securities issued under the indentures. You should read the indentures, including any amendments or supplements, carefully to fully understand the terms of the debt securities. The senior indenture has been filed as an exhibit to our registration statement on Form S-3 (File No. 333-151753) filed with the SEC on June 18, 2008. The form of subordinated indenture has been filed as an exhibit to our registration statement on Form S-3 (File No. 333-120525) filed with the SEC on November 16, 2004. The indentures are subject to, and are governed by, the Trust Indenture Act of 1939, as amended.

The senior debt securities will be unsubordinated obligations of the Company. They will be unsecured and will rank equally with each other and all of our other unsubordinated debt, unless otherwise indicated in the applicable prospectus supplement. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt. See “Subordination of Subordinated Debt Securities.” The subordinated debt securities will be unsecured and will rank equally with each other, unless otherwise indicated in the applicable prospectus supplement. We will indicate in each applicable prospectus supplement, as of the most recent practicable date, the aggregate amount of our outstanding debt that would rank senior to the subordinated debt securities.

Unless otherwise provided in the prospectus supplement relating to any debt securities, the debt securities will not constitute obligations of our subsidiaries. Creditors of our subsidiaries are entitled to a claim on the assets of those subsidiaries. Consequently, in the event of a liquidation or reorganization of any subsidiary, creditors of the subsidiary are likely to be paid in full before any distribution is made to the Company and holders of debt securities, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the Company’s claims would still be subordinate to any security interests in the assets of such subsidiary and any debt of such subsidiary senior to that held by the Company.

The indentures do not limit the amount of debt securities that can be issued thereunder and provide that debt securities of any series may be issued thereunder up to the aggregate principal amount that we may authorize from time to time. Unless otherwise provided in the prospectus supplement, the indentures do not limit the amount of other indebtedness or securities that we may issue. We may issue debt securities of the same series at more than one time and, unless prohibited by the terms of the series, we may reopen a series for issuances of additional debt securities, without the consent of the holders of the outstanding debt securities of that series.

Reference is made to the prospectus supplement for the following and other possible terms of each series of the debt securities in respect of which this prospectus is being delivered:

•	the title of the debt securities;
•	any limit upon the aggregate principal amount of the debt securities;
•	the price at which the Company will issue the debt securities;
•	if other than 100% of the principal amount of the debt securities, the percentage of their principal amount payable upon maturity;
•	the date or dates on which the principal of the debt securities will be payable (or method of determination thereof);
•	the rate or rates (or method of determination thereof) at which the debt securities will bear interest (including any interest rates applicable to overdue payments), if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable and the dates on which any other amounts, if any, will be payable;
•	if other than as set forth herein, the place or places where the principal of, premium and other amounts, if any, and interest, if any, on the debt securities will be payable;
•	the price or prices at which, the period or periods within which, and the terms and conditions upon which debt securities may be redeemed, in whole or in part, at our option;
•	if other than the principal amount thereof, the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity thereof;
•	if other than U.S. dollars, the foreign currencies or units based on or related to foreign currencies in which the debt securities may be denominated or payable;
•	our obligation, if any, to redeem, repurchase or repay debt securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof;
•	the name of the trustee and any authenticating agent, paying agent, transfer agent or registrar for the debt securities;
•	whether the debt securities will be represented in whole or in part by one or more global notes registered in the name of a depositary or its nominee;
•	the ranking of such debt securities as senior debt securities or subordinated debt securities;
•	whether there are any authentication agents, paying agents, transfer agents or registrars with respect to the debt securities;
•	whether the debt securities are convertible into our common stock and, if so, the terms and conditions of such conversion; and
•	whether the debt securities are subject to a periodic offering.

“Principal” when used herein includes any premium on any series of the debt securities.

Unless otherwise provided in the prospectus supplement relating to any debt securities, principal and interest, if any, will be payable, and transfers of the debt securities may be registered, at the office or offices or agency we maintain for such purposes, provided that payment of interest on the debt securities will be paid at such place by check mailed to the persons entitled thereto at the addresses of such persons appearing on the security register. Interest on the debt securities will be payable on any interest payment date to the persons in whose names the debt securities are registered at the close of business on the record date for such interest payment.

The debt securities may be issued only in fully registered form and, unless otherwise provided in the prospectus supplement relating to any debt securities, in minimum denominations of $1,000 and any integral multiple thereof. Additionally, the debt securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants.

Unless otherwise provided in the prospectus supplement relating to any debt securities, the debt securities may be exchanged for an equal aggregate principal amount of debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the debt securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection therewith.

The indentures require the annual filing by the Company with the Trustee of a certificate as to compliance with certain covenants contained in the indentures.

We will comply with Section 14(e) under the Exchange Act, to the extent applicable, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation to purchase debt securities at the option of the holders thereof. Any such obligation applicable to a series of debt securities will be described in the prospectus supplement relating thereto.

Unless otherwise described in a prospectus supplement relating to any debt securities, there are no covenants or provisions contained in the indentures that may afford the holders of debt securities protection in the event that we enter into a highly-leveraged transaction.

The statements made hereunder relating to the indentures and the debt securities are summaries of certain provisions thereof and are qualified in their entirety by reference to all provisions of the indentures and the debt securities and the descriptions thereof, if different, in the applicable prospectus supplement.

Merger

Each indenture provides that the Company may consolidate with, sell, convey or lease all or substantially all of its assets to, or merge with or into, any other corporation, if:

•	either the Company is the continuing corporation or the successor corporation is a domestic corporation and expressly assumes the due and punctual payment of the principal of and interest on all the debt securities outstanding under such indenture according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of such indenture to be performed or observed by the Company; and
•	immediately after such merger, consolidation, sale, conveyance or lease, the Company or such successor corporation, as the case may be, is not in material default in the performance or observance of any such covenant or condition.

Additional Covenants

Although the indentures generally do not contain financial or similar restrictive covenants, unless otherwise specified in the applicable prospectus supplement, the debt securities will contain the additional covenants described below that are not contained in the indentures.

Limitation on Liens

So long as any of the debt securities of the applicable series remain outstanding, we will not, nor will we permit any Restricted Subsidiary to, issue, assume, guarantee or become liable for any Indebtedness if that Indebtedness is secured by a Mortgage upon any Principal Domestic Manufacturing Plant or upon any shares of stock or Indebtedness of any Restricted Subsidiary without in any such case effectively providing that such debt securities will be secured equally and ratably with (or prior to) that Indebtedness, except that the foregoing restrictions will not apply to:

•	Mortgages on property of any corporation existing at the time that corporation is acquired by us or a Restricted Subsidiary (including by way of merger or consolidation) or at the time of a sale, lease or other disposition of all or substantially all of the properties of a corporation to us or a Restricted Subsidiary, as long as any such Mortgage is not extended to cover any property previously owned by us or a Restricted Subsidiary;
•	Mortgages on property of a corporation existing at the time the corporation first becomes a Restricted Subsidiary;
•	Mortgages on any property existing on the date such debt securities are first issued under the indenture or when we acquired that property;
•	Mortgages securing any Indebtedness that a wholly-owned Restricted Subsidiary owes to us or to another wholly-owned Restricted Subsidiary;
•	Mortgages that we enter into within specified time periods to finance the acquisition, repair, improvement or construction of any property;
•	mechanics’ liens, tax liens, liens in favor of a governmental body to secure progress payments or the acquisition of real or personal property from the governmental body, and other specified liens which were not incurred in connection with any borrowing of money, as long as we are contesting those liens in good faith or those liens do not materially impair the use of any Principal Domestic Manufacturing Plant;
•	Mortgages arising from any judgment, decree or order of a court in a pending proceeding; or
•	any extension, renewal or replacement of any of the Mortgages described above, as long as the amount of Indebtedness secured does not exceed the amount originally secured plus any fees incurred in connection with the refinancing.

Notwithstanding the above, we may issue, assume, guarantee or become liable for, and may permit any Restricted Subsidiary to issue, assume, guarantee or become liable for, secured Indebtedness which would otherwise be subject to the foregoing restrictions, provided that the total of the aggregate amount of that Indebtedness then outstanding, excluding secured Indebtedness permitted under the foregoing exceptions, together with the aggregate amount of all Attributable Debt with respect to sale and leaseback transactions, does not exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sales and Leasebacks

We will not, nor will we permit any Restricted Subsidiary to, enter into any sale and leaseback arrangement involving a Principal Domestic Manufacturing Plant which has a term of more than three years, except for sale and leaseback arrangements between us and a wholly-owned Restricted Subsidiary or between wholly-owned Restricted Subsidiaries, unless:

•	we enter into the sale and leaseback transaction within 180 days after the Principal Domestic Manufacturing Plant is acquired, constructed or placed into service by us;
•	the rent that we pay under the related lease is reimbursed under a contract between us or a Restricted Subsidiary and the United States government or one of its agencies or instrumentalities;

•	the aggregate amount of all Attributable Debt with respect to sale and leaseback transactions plus all Indebtedness secured by Mortgages on Principal Domestic Manufacturing Plants or upon shares of stock or Indebtedness of any Restricted Subsidiary (with the exception of secured Indebtedness which is excluded as described under “—Limitation on Liens” above) does not exceed 15% of Consolidated Net Tangible Assets; or
•	we apply an amount equal to, in the case of a sale or transfer for cash, the lesser of the net proceeds of the sale or transfer of the Principal Domestic Manufacturing Plant and the net book value, or, in the case of a sale or transfer otherwise than for cash, the lesser of the fair market value of the Principal Domestic Manufacturing Plant and the net book value, within 180 days of the effective date of the sale and leaseback arrangement to the retirement of our or a Restricted Subsidiary’s unsubordinated Indebtedness, which may include the debt securities of the applicable series. However, we cannot satisfy this test by retiring Indebtedness that we were otherwise obligated to repay within the 180-day period.

Consolidation, Merger or Sale of Assets

We shall not consolidate or merge with or into any other corporation and shall not sell, lease or convey our assets as an entirety, or substantially as an entirety, to another corporation if, as a result of that action, any of our assets would become subject to a Mortgage, unless either:

•	that Mortgage could be created under the indenture without equally and ratably securing the debt securities of the applicable series; or
•	the debt securities of the applicable series will be secured equally and ratably with or prior to the Indebtedness secured by that Mortgage.

Certain Covenant Definitions

For purposes of the foregoing covenants applicable to the debt securities, the following terms will be applicable:

“Attributable Debt” in respect of a sale and leaseback arrangement means, at the time of determination, the lesser of:

•	the sale price of the Principal Domestic Manufacturing Plant to be leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease and the denominator of which is the base term of the lease; and
•	the total rental payments under the lease discounted to present value using an interest factor determined in accordance with generally accepted financial practice. However, if we cannot readily determine that interest factor, we will use an annual rate of 11%, compounded semi-annually. We will also exclude from rental payments any amounts paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which are not payments for property rights.

“Consolidated Net Tangible Assets” means, as of any particular time, the aggregate amount of assets after deducting current liabilities, goodwill, patents, copyrights, trademarks, and other intangibles, in each case as shown on our most recent consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

“Consolidated Net Worth” means the sum of (1) the par value of our capital stock, (2) our capital in excess of par value and (3) retained earnings, in each case as shown on our most recent consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

“Indebtedness” means any notes, bonds, debentures or other similar indebtedness for money borrowed.

“Mortgage” means a mortgage, security interest, pledge or lien.

“Principal Domestic Manufacturing Plant” means any manufacturing or processing plant or warehouse (other than any plant or warehouse which, in the opinion of our board of directors, is not material to our total business), including land and fixtures, which is owned by us or a Subsidiary, located in the United States and has a gross book value (without deduction of any depreciation reserves) on the determination date of more than 1% of our Consolidated Net Worth.

“Restricted Subsidiary” means any Subsidiary of ours which

•	is organized under the laws of the United States or any state of the United States or the District of Columbia;
•	transacts all or a substantial part of its business in the United States; and
•	owns a Principal Domestic Manufacturing Plant.

However, “Restricted Subsidiary” does not include Pitney Bowes Credit Corporation or any other Subsidiary which

•	is primarily engaged in providing or obtaining financing for the sale or lease of products that we or our Subsidiaries sell or lease or is otherwise primarily engaged in the business of a finance company; or
•	is primarily engaged in the business of owning, developing or leasing real property other than a Principal Domestic Manufacturing Plant.

“Subsidiary” means any corporation of which at least a majority of the outstanding voting stock is owned by us, or by us and one or more Subsidiaries, or by one or more Subsidiaries.

Events of Default

Except as set forth in the prospectus supplement relating to any debt securities, an Event of Default with respect to the debt securities of any series is defined in the indentures as:

•	default in the payment of any installment of interest upon any of the debt securities of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days;
•	default in the payment of all or any part of the principal of any of the debt securities of such series as and when the same shall become due and payable either at maturity, upon any redemption, by declaration or otherwise;
•	default in the performance, or breach, of any other covenant or warranty contained in the debt securities of such series or set forth in the applicable indenture (other than a covenant or warranty included in the applicable indenture solely for the benefit of one or more series of debt securities other than such series) and continuance of such default or breach for a period of 90 days after due notice by the trustee or by the holders of at least 25% in principal amount of the outstanding securities of such series; or
•	certain events of bankruptcy, insolvency or reorganization of the Company.

Additional Events of Default may be added for the benefit of holders of certain series of debt securities and, if added, will be described in the prospectus supplement relating to such debt securities.

The indentures provide that the trustee shall notify the holders of debt securities of each series of any continuing default known to the trustee which has occurred with respect to such series within 90 days after the occurrence thereof. The indentures provide that, notwithstanding the foregoing, except in the case of default in the payment of the principal of, or interest, if any, on any of the debt securities of such series, the trustee may withhold such notice if the trustee in good faith determines that the withholding of such notice is in the interests of the holders of debt securities of such series.

Except as set forth in the prospectus supplement relating to any debt securities, the indentures provide that if an Event of Default with respect to any series of debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of debt securities of such series then outstanding may declare the principal amount of all debt securities of such series to be due and payable immediately, but upon certain conditions such declaration may be annulled. Any past defaults and the consequences thereof, except a default in the payment of principal of or interest, if any, on debt securities of such series, may be waived by the holders of a majority in principal amount of the debt securities of such series then outstanding.

Subject to the provisions of the indentures relating to the duties of the trustee, in case an Event of Default with respect to any series of debt securities shall occur and be continuing, the trustee shall not be under any obligation to exercise any of the trusts or powers vested in it by the indentures at the request or direction of any of the holders of such series, unless such holders shall have offered to the trustee reasonable security or indemnity. The holders of a majority in aggregate principal amount of the debt securities of each series affected and then outstanding shall have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the applicable indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of such series; provided that the trustee may refuse to follow any direction which is in conflict with any law or the indenture and subject to certain other limitations.

No holder of any debt security of any series will have any right under the applicable indenture to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such holder shall have previously given the trustee written notice of an Event of Default with respect to debt securities of such series and unless the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series also shall have made a written request, and offered reasonable indemnity, to the trustee to institute the proceeding, and the trustee shall have failed to institute the proceeding within 60 days after its receipt of such request, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request. However, the right of a holder of any debt security to receive payment of the principal of and interest, if any, on such debt security on or after the due dates expressed in such debt security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder.

Satisfaction and Discharge of Indentures

The indenture will be discharged and cancelled with respect to any series of debt securities—except for certain specified surviving obligations including the Company’s obligation to pay the principal of and interest on the debt securities of such series—upon the satisfaction of certain conditions, including the payment of all the debt securities of such series or the deposit with the trustee under such indenture of cash or appropriate government obligations or a combination thereof sufficient for such payment or redemption in accordance with the applicable indenture and the terms of the debt securities of such series.

Modification of the Indentures

The indentures contain provisions permitting the Company and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of each series at the time outstanding under the indenture affected thereby, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the applicable indenture or any supplemental indenture or modifying in any manner the rights of the holders of the debt securities of each such series. No such supplemental indenture, however, may:

•	extend the final maturity date of any debt security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any holder of debt securities to institute suit for payment thereof or, if the debt securities provide therefor, any right of repayment at the option of the holders of the debt securities, without the consent of the holder of each debt security so affected;
•	reduce the aforesaid percentage of debt securities of such series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all debt securities of such series so affected; or
•	reduce the amount of principal payable upon acceleration of the maturity date of any Original Issue Discount Security.

Additionally, in certain circumstances prescribed in the indentures governing the relevant series of debt securities, the Company and the trustee may execute supplemental indentures without the consent of the holders of debt securities.

Defeasance

The indentures provide, if such provision is made applicable to the debt securities of any series, that the Company may elect to terminate, and be deemed to have satisfied and to be discharged from, all its obligations with respect to such series of debt securities—except for the obligations to register the transfer or exchange of such debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities, to compensate and indemnify the trustee and to pay or cause to be paid the principal of, and interest, if any, on all debt securities of such series when due—upon the deposit with the trustee, in trust for such purpose, of funds or government obligations which through the payment of principal and interest in accordance with their terms will provide funds in an amount sufficient, in the opinion of a nationally recognized independent registered public accounting firm, to pay the principal of and premium and interest, if any, on the outstanding debt securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. We call this termination, satisfaction and discharge “defeasance.” Such a trust may be established only if, among other things:

•	the Company has delivered to the trustee an opinion of counsel with regard to certain matters, including an opinion to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, which opinion of counsel must be based upon:
•	a ruling of the U.S. Internal Revenue Service to the same effect; or
•	a change in applicable U.S. federal income tax law after the date of the indenture such that a ruling is no longer required;
•	no Event of Default shall have occurred or be continuing; and
•	such deposit shall not result in a breach or violation of, or constitute a default under the applicable indenture or any other material agreement or instrument to which the Company is a party or by which the Company is bound.

The prospectus supplement may further describe these or other provisions, if any, permitting defeasance with respect to the debt securities of any series.

Subordination of Subordinated Debt Securities

The senior debt securities will constitute part of our Senior Indebtedness and will rank pari passu with all outstanding Senior Indebtedness. Except as set forth in the related prospectus supplement, the subordinated debt securities will be subordinated, in right of payment, to the prior payment in full of our Senior Indebtedness, including the senior debt securities, whether outstanding at the date of the subordinated indenture or thereafter incurred, assumed or guaranteed.

Except as set forth in the related prospectus supplement, “Senior Indebtedness” means:

•	the principal of and premium, if any, and unpaid interest on indebtedness for money borrowed;
•	purchase money and similar obligations;
•	obligations under capital leases or leases of property or assets made as part of any sale and leaseback transaction;
•	guarantees, assumptions or purchase commitments relating to, or other transactions as a result of which the Company is responsible for the payment of, such indebtedness of others;
•	renewals, extensions and refunding of any such indebtedness;
•	interest or obligations in respect of any such indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings; and
•	obligations associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, and similar arrangements;

unless, in each case, the instrument by which the Company incurred, assumed or guaranteed the indebtedness or obligations described above expressly provides that such indebtedness or obligation is not senior in right of payment to the subordinated debt securities.

Upon any distribution of the Company’s assets in connection with any dissolution, winding up, liquidation or reorganization of the Company, whether in a bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshalling of the Company’s assets and liabilities or otherwise, except a distribution in connection with a merger or consolidation or a conveyance or transfer of all or substantially all of the properties of the Company in accordance with the subordinated indenture, the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon before the holders of any of the subordinated debt securities are entitled to receive any payment in respect of the subordinated debt securities. In the event that a payment default shall have occurred and be continuing with respect to the Senior Indebtedness, the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon before the holders of any of the subordinated debt securities are entitled to receive any payment in respect of the subordinated debt securities. In the event that the principal of the subordinated debt securities of any series shall have been declared due and payable pursuant to the subordinated indenture and such declaration shall not have been rescinded and annulled, the holders of all Senior Indebtedness outstanding at the time of such declaration shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in full, before the holders of any of the subordinated debt securities are entitled to receive any payment in respect of the subordinated debt securities.

This subordination will not prevent the occurrence of any event of default with respect to the subordinated debt securities.

Global Debt Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository (a “Debt Depository”) identified in the applicable prospectus supplement. Global securities may be issued in either temporary or permanent form. Unless otherwise provided in such prospectus supplement, debt securities that are represented by global securities will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons. If the aggregate principal amount of any issue of debt securities is $500 million or less, then one fully-registered security certificate will be issued for such issue, in the aggregate principal amount of such issue. If the aggregate principal amount of any issue of debt securities exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such issue. In either case, the fully-registered certificate(s) will be deposited with The Depository Trust Company (“DTC”), New York, NY. Payments of principal of, and interest, if any, on debt securities represented by a global security will be made by the Company to the trustee under the applicable indenture, and then forwarded to the Debt Depository.

We anticipate that DTC will act as Debt Depository and that the global securities representing the debt securities will be registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. We further anticipate that the following provisions will apply to the depository arrangements with respect to any such global securities. Any additional or differing terms of the depository arrangements will be described in the prospectus supplement relating to a particular series of debt securities issued in the form of global securities.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole Holder of the debt securities represented by such global security for all purposes under the applicable indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities in certificated form and will not be considered the owners or holders thereof under the applicable indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form. Such laws may limit the transferability of beneficial interests in a global security.

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between

Direct Participants’ accounts. This eliminates the need for physical settlement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com

Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, the debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of debt securities may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the debt security documents. For example, Beneficial Owners may wish to ascertain that the nominee holding the debt securities for their benefit has agreed to obtain and transmit notices to beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to debt securities unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from an issuer or trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities registered in “street name,” and will be the responsibility of such Participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our or the trustee’s responsibility, disbursement of such payments to Direct Participants will be DTC’s responsibility, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its debt securities purchased or tendered, through its Participant, to the tender or remarketing agent, and shall effect delivery of such debt securities by causing the Direct Participant to transfer the Participant’s interest in the debt securities, on DTC’s records, to the tender or remarketing agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the debt securities are transferred by Direct Participants on DTC’s records and followed by book-entry credit of tendered debt securities to the tender or remarketing agent’s DTC account.

DTC may discontinue providing its services as depository with respect to the debt securities at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor depository is not obtained, debt security certificates are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry-only transfers through (DTC or a successor securities depository). In that event, debt security certificates will be printed and delivered to DTC. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest, and to have such debt securities in certificated form registered in its name.

We have obtained the information in this section concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

None of us, any underwriter or agent, the trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interest.

DESCRIPTION OF PREFERRED STOCK AND PREFERENCE STOCK

The following description of the material terms of our preferred stock and preference stock is based on the provisions of our restated certificate of incorporation. For more information as to how you can obtain a current copy of our restated certificate of incorporation, see “Where You Can Find More Information.” Except where the context requires otherwise, in this Description of Preferred Stock and Preference Stock, the term the “Company” refers to Pitney Bowes Inc., a Delaware corporation, and does not include its subsidiaries.

Our restated certificate of incorporation, as amended, authorizes the issuance of 600,000 shares of cumulative preferred stock, par value $50.00 per share, 5,000,000 shares of preference stock, without par value, and 480,000,000 shares of common stock, par value $1.00 per share.

We will designate the transfer agent for each series of preferred stock in the applicable prospectus supplement.

Preferred Stock

We may issue preferred stock from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law, our board of directors is authorized to determine the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions, for each series of preferred stock that may be issued and to fix the number of shares of each series.

At December 31, 2016, there were 12 shares of our 4% Convertible Cumulative Preferred Stock outstanding. Each share of our outstanding 4% preferred stock is entitled to cumulative dividends at the rate of $2 per year, can be redeemed at our option, in whole or in part at any time, at a price of $50 per share, plus an amount equal to dividends accrued to the redemption date, and is convertible into 24.24 shares of our common stock, subject to anti-dilution adjustment.

Dividends. Holders of preferred shares of each series will be entitled to receive, when and as declared by our board of directors out of funds legally available for the payment of dividends, cumulative dividends at the rate determined by our board of directors for that series. Dividends on the preferred shares will accrue from the date fixed by our board of directors for that series. Unless we have declared and paid in full all dividends payable on all of our outstanding preferred shares for the current period and all prior periods, we will not be allowed to make any dividend payments (other than a dividend in common stock or in any other class of stock ranking junior to the preferred shares) on any class of stock that is subordinate to our preferred shares and we will not be allowed to redeem or otherwise repurchase any shares of any class of stock which ranks equally with or subordinate to our preferred shares.

Accrued and unpaid dividends on the preferred shares will not bear interest.

Redemption. We have the right to redeem either all or a portion of the outstanding preferred shares of any series at any time, as determined by our board of directors. Preferred shares will be redeemed at par value, plus accrued and unpaid dividends and, if our board of directors has so determined for a series of preferred stock, a redemption premium. If we decide to redeem fewer than all of the outstanding preferred shares of any series, our board of directors will determine the method of selecting which shares to redeem.

Conversion or Exchange Rights. The prospectus supplement relating to any series of preferred stock that is convertible or exchangeable will state the terms determined by our board of directors upon which shares of that series are convertible into or exchangeable for shares of common or preference stock or another series of preferred stock of the Company or securities of any third party.

Liquidation. In the event of our voluntary or involuntary liquidation, before any distribution of assets would be made to the holders of any class of shares ranking subordinate to the preferred shares as to assets, the holders of the preferred shares of each series would be entitled to receive out of our assets available for distribution to our shareholders the sum of the par value for that series and an amount equal to all accrued and unpaid dividends on those shares. In the event of a voluntary liquidation, the holders of preferred shares also would receive the premium, if any, assigned to that series by our board of directors. The holders of all series of preferred shares would be entitled to share ratably, in accordance with the respective amounts payable on their shares, in any distribution upon liquidation that is not sufficient to pay in full the aggregate amounts payable on all of those shares. After payment in full of the liquidation preference of the preferred shares, the holders of those shares would not be entitled to any further participation in any distribution of our assets. Neither the consolidation or merger of the Company with or into any other corporation or corporations, nor the merger or consolidation of any other corporation into and with the Company, will be deemed to be a voluntary or involuntary liquidation if the transaction is consented to by the holders of 66 2∕3% of the outstanding preferred shares. However, the sale, exchange or transfer of all or substantially all of the assets of the Company would be deemed a voluntary liquidation of the Company for purposes of payment of the liquidation preference of the preferred shares.

Voting. The preferred shares of a series will not be entitled to vote, except as required by applicable law or as provided in our restated certificate of incorporation. Each share of a series of preferred shares will be entitled to one vote on matters on which holders of that series are entitled to vote. Our restated certificate of incorporation provides that we may not create, authorize or issue a class of stock ranking senior to the preferred shares or amend the restated certificate of incorporation in a manner adverse to the preferred shares, or engage in a voluntary liquidation, dissolution or winding up, a sale, lease or conveyance of all or substantially all of the property or business of the Company or certain mergers or consolidations without the affirmative vote of the holders of at least two-thirds of the affected outstanding preferred shares, voting as a class. In addition, our restated certificate of incorporation provides that whenever dividends on the preferred shares are in arrears in an aggregate amount equal to six quarterly dividend periods or we fail to retire or repurchase any shares of preferred stock that we are obligated to retire or repurchase, then the holders of all series of outstanding preferred shares, voting as a class, would be entitled to elect one-third of the total number of directors, but not less than three directors. We may not increase the amount of preferred shares or authorize or create any shares of any other class of stock ranking equal to the preferred shares as to dividends or assets or otherwise without the consent of the holders of at least a majority of all the outstanding preferred shares, voting as a class.

Preference Stock

We may issue preference stock from time to time in one or more series, without stockholder approval. The preference shares rank as to dividends and assets junior to the preferred shares but senior to the common stock and to any other capital stock of the Company that we may authorize in the future, other than capital stock that by its terms ranks senior or equal to the preference shares and that is authorized as described below under “Voting.” Each series of preference shares will rank equally to each other series of preference shares as to dividends and assets, unless the prospectus supplement relating to a particular series of preference shares states that our board of directors has determined that shares of that series rank junior to the other series of preference shares as to dividends or assets or both.

Subject to the limitations prescribed by law, our board of directors is authorized to determine the voting powers, if any, designations, preferences and relative, participating, optional, conversion and other rights, and the qualifications, limitations or restrictions for each series of preference stock that may be issued and to fix the number of shares of each series.

At December 31, 2016, there were 17,832 shares of $2.12 Convertible Preference Stock outstanding. Each share of our outstanding $2.12 preference stock is entitled to cumulative dividends at the rate of $2.12 per year, can be redeemed at our option, in whole or in part at any time, at a price of $28 per share, plus dividends accrued to the redemption date, and is convertible into 16.53 shares of our common stock, subject to anti-dilution adjustment.

Dividends. Holders of preference shares of each series will be entitled to receive, when and as declared by our board of directors out of funds legally available for the payment of dividends, cumulative dividends at the rate determined by our board of directors for that series. Dividends on the preference shares will accrue from the date fixed by our board of directors for that series. Because the preference shares rank junior to the preferred shares, unless we have declared and paid in full all dividends payable on all of our outstanding preferred shares for the current period and all prior periods, we will not be allowed to make any dividend payments on the preference shares and we will not be able to redeem or repurchase any preference shares. We will not be allowed to make any dividend payment on any series of preference shares unless at the same time we pay dividends, in the same proportion to the preferential dividend rates, for each other series of preference shares ranking equally with that series. In addition, unless we have paid in full all dividends payable on all of our outstanding preference shares for the current period and all prior periods, we will not be allowed to make any dividend payments on any class of stock that is subordinate to our preference shares and we will not be allowed to redeem or otherwise repurchase any shares of any class of stock which ranks equally with or subordinate to our preference shares.

Accrued and unpaid dividends on the preference shares will not bear interest.

Redemption. The terms, if any, on which preference shares of any series may be redeemed will be determined by our board of directors and described in a prospectus supplement.

If we decide to redeem fewer than all of the outstanding preference shares of any series, our board of directors will determine the method of selecting which shares to redeem.

Conversion or Exchange Rights. The prospectus supplement relating to any series of preference stock that is convertible or exchangeable will state the terms determined by our board of directors upon which shares of that series are convertible into or exchangeable for shares of common stock or another series of preference stock of the Company or securities of any third party.

Liquidation. In the event of our voluntary or involuntary liquidation, before any distribution of assets is made to the holders of any class of shares ranking as to assets subordinate to the preference shares, the holders of the preference shares of each series would be entitled to receive out of our assets available for distribution to our shareholders the preferential amount, in cash, that will be determined by our board of directors for that series when that series is established and an amount equal to all accrued and unpaid dividends on those shares, but the holders of the preference shares would not be entitled to receive the liquidation preference of their shares until the liquidation preference of the preferred shares outstanding at the time had been paid in full. The holders of all series of preference shares would be entitled to share ratably, in accordance with the respective amounts payable on their shares, in any distribution upon liquidation that is not sufficient to pay in full the aggregate amounts payable on those shares, except to the extent that the prospectus supplement relating to a particular series of preference shares states that our board of directors has determined that the shares of that series rank junior to the other series of preference shares as to dividends or assets. After payment in full of the liquidation preference of the preference shares, the holders of those shares would not be entitled to any further participation in any distribution of our assets.

Voting. The preference shares of a series will not be entitled to vote, except as required by applicable law or our restated certificate of incorporation or provided by resolution of our board of directors creating such series. Unless the prospectus supplement relating to a series of preference shares states that our board of directors has determined otherwise, each share of a series will be entitled to one vote on matters on which holders of that series are entitled to vote. Notwithstanding the foregoing, our restated certificate of incorporation provides that we may not create, authorize or increase the authorized amount of any class of stock having preference or priority as to dividends or assets over the preference shares without the affirmative vote of the holders of at least two-thirds of the preference shares, irrespective of series. We may not increase the authorized amount of preference stock or of any previously authorized class of stock ranking equally with the preference stock as to dividends or assets, or authorize or create any class of stock ranking equally with the preference stock as to dividends or assets, without the consent of the holders of a majority of the outstanding preference shares, irrespective of series. Whenever dividends on the preference shares are in arrears in an aggregate amount equal to six quarterly dividend periods, then the holders of preference shares, voting as a class, will be entitled to elect two directors.

DESCRIPTION OF COMMON STOCK

The following description of the material terms of our common stock is based on the provisions of our restated certificate of incorporation. For more information as to how you can obtain a current copy of our restated certificate of incorporation, see “Where You Can Find More Information.” Except where the context requires otherwise, in this Description of Common Stock and Preference Stock, the term the “Company” refers to Pitney Bowes Inc., a Delaware corporation, and does not include its subsidiaries.

Subject to the rights of the holders of any of our preferred stock or preference stock then outstanding, holders of common stock are entitled to one vote per share on matters to be voted on by our stockholders and to receive dividends, if any, when declared from time to time by our board of directors in its discretion out of legally available funds. Upon our liquidation or dissolution, holders of common stock would be entitled to receive proportionately all assets remaining after payment of all liabilities and liquidation preference on any shares of preferred stock or preference stock outstanding at the time. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. As of December 31, 2016, there were 185,668,718 shares of our common stock outstanding, net of 137,699,194 shares of treasury stock, of which approximately 32,453,416 shares would be required for issuance upon exercise of all outstanding stock options, our dividend reinvestment and other corporate plans, and conversion of our 4% preferred shares and $2.12 preference shares. All of our outstanding common stock is fully paid and non-assessable, which means that the holders have paid their purchase price in full and we may not ask them for additional funds, and all of the shares of common stock that may be offered with this prospectus will be fully paid and non-assessable when issued.

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Our common stock is listed on the New York Stock Exchange under the ticker symbol “PBI.”

Limitation of Liability and Indemnification Matters

Our restated certificate of incorporation provides that a director of the Company will not be liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the General Corporation Law of the State of Delaware.

Our restated certificate of incorporation also provides for indemnification, to the fullest extent permitted by the General Corporation Law of the State of Delaware, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that the person is or was a director or officer of the Company, or, at our request, serves or served as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, against all expense, liability and loss, including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act excise taxes or penalties and amounts paid or to be paid in settlement, reasonably incurred or suffered by that person in connection with the action, suit or proceeding. Our restated certificate of incorporation also provides that, to the extent authorized from time to time by our board of directors, we may provide to our employees and other agents rights of indemnification and to receive payment or reimbursement of expenses, including attorneys’ fees, that are similar to the rights conferred by the restated certificate of incorporation on our directors and officers or persons serving at our request as directors, officers, employees or agents of any other enterprise.

Section 203 of the General Corporation Law of the State of Delaware

Section 203 of the General Corporation Law of the State of Delaware applies to the Company. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” as defined in Section 203, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder,” as defined in Section 203, is a person who, together with affiliates and associates, owns (or, in certain cases, within the preceding three years, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited within the three-year period unless it satisfies one of the following conditions:

•	before the stockholder became an interested stockholder, the board of directors of the Company must have approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	the business combination is approved by the board of directors of the Company and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

See also “Certain Anti-Takeover Matters—Vote Required for Certain Business Combinations” for information about provisions in our certificate of incorporation that impose requirements similar to those of Section 203.

Certain Anti-Takeover Matters

Our restated certificate of incorporation and by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Vote Required for Certain Business Combinations. Our restated certificate of incorporation generally requires the affirmative vote of the holders of at least a majority of the voting power of all shares of the Company entitled to vote generally in the election of directors, which we call “voting stock,” voting together as a single class, in addition to any other affirmative vote required by law or the restated certificate of incorporation, to approve:

•	any merger or consolidation of the Company or any of our subsidiaries with an “interested stockholder,” as defined in the restated certificate of incorporation and described below, or any other corporation which is, or after the merger or consolidation would be, an affiliate of an interested stockholder;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any interested stockholder or any affiliate of any interested stockholder of any assets of the Company or any of our subsidiaries having an aggregate fair market value of $50,000,000 or more;
•	the issuance or transfer by the Company or any of its subsidiaries of any securities of the Company or any of its subsidiaries to any interested stockholder or any affiliate of any interested stockholder in exchange for cash, securities or other property having an aggregate fair market value of $50,000,000 or more;
•	the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an interested stockholder or any affiliate of any interested stockholder; or
•	any reclassification of securities or recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any of its subsidiaries which is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.

An “interested stockholder” means any person, other than the Company or any of our subsidiaries, who or which:

•	beneficially owns, directly or indirectly, more than 20% of the voting power of the outstanding shares of voting stock;
•	is an affiliate of the Company and at any time within the two-year period immediately before the date in question beneficially owned, directly or indirectly, 20% or more of the voting power of the then-outstanding voting stock; or

•	is the assignee of any shares of voting stock which were at any time within the two-year period immediately before the date in question beneficially owned by an interested stockholder, if the assignment of those shares occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

The voting requirement described above will not apply to a transaction of any of the kinds described above, and that transaction will require only any affirmative vote that is required by law and any other provisions of our certificate of incorporation, if either:

•	the transaction is approved by a majority of our “disinterested directors,” a term which is defined to mean any director who is unaffiliated with the interested stockholder and was a member of the board of directors before the interested stockholder became an interested stockholder, and any successor of a disinterested director who is unaffiliated with the interested stockholder and is recommended to succeed the disinterested director by a majority of disinterested directors then on the board; or
•	all of the following conditions are met:
•	the aggregate amount of the cash, and the fair market value as of the date of consummation of the transaction of consideration other than cash, to be received per share by holders of common stock in the transaction is at least equal to the higher of the following:
•	the highest per share price paid by the interested stockholder for any shares of common stock acquired by it within the two-year period immediately before the first public announcement of the proposal of the transaction, which we call the “announcement date,” or in the transaction in which it became an interested stockholder, whichever is higher; and
•	the fair market value per share of common stock on the announcement date or the date on which the interested stockholder became an interested stockholder, whichever is higher;
•	the aggregate amount of the cash, and the fair market value as of the date of consummation of the transaction of consideration other than cash, to be received per share by holders of shares of any other class of outstanding voting stock is at least equal to the highest of the following:
•	the highest per share price paid by the interested stockholder for any shares of that class of voting stock acquired by it within the two-year period immediately before the announcement date or in the transaction in which it became an interested stockholder, whichever is higher;
•	the highest preferential amount per share to which the holders of shares of that class of voting stock are entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Company; and
•	the fair market value per share of that class of voting stock on the announcement date or the date on which the interested stockholder became an interested stockholder, whichever is higher;
•	the consideration to be received by holders of a particular class of outstanding voting stock will be in cash or in the same form as the interested stockholder has previously paid for shares of that class of voting stock; if the interested stockholder has paid for shares of any class of voting stock with varying forms of consideration, the consideration for that class will be either cash or the form used to acquire the largest number of shares of that class previously acquired by it;
•	after the interested stockholder has become an interested stockholder and before the consummation of the transaction:
•	except as approved by a majority of the disinterested directors, the Company has not failed to declare and pay at the regular date any full quarterly dividends on the outstanding preferred stock or preference stock;
•	except as approved by a majority of the disinterested directors, the Company has not reduced the annual rate of dividends on the common stock or failed to increase that rate to reflect any reclassification of the outstanding shares of common stock, including any reverse stock split; and

•	the interested stockholder has not become the beneficial owner of any additional shares of voting stock except as part of the transaction which results in the interested stockholder becoming an interested stockholder;
•	after the interested stockholder has become an interested stockholder, the interested stockholder has not received the benefit, except proportionately as a stockholder, of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company; and
•	a proxy or information statement describing the proposed transaction and complying with the requirements of the Exchange Act and the rules and regulations under the Exchange Act has been mailed to our public stockholders at least 30 days before the consummation of the transaction, whether or not the proxy or information statement is required to be mailed under the Exchange Act.

Advance Notice Requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or other business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals of these kinds must be timely given in writing to the Secretary of the Company before the meeting at which the action is to be taken. Generally, to be timely, notice of stockholder proposals generally must be delivered no later than the 90th and no earlier than the 120th day before the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or 60 days after such anniversary, notice must be delivered no earlier than the 120th day before such annual meeting and no later than the latest of (i) the 90th day before such annual meeting or (ii) if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement is first made. The notice must contain certain information specified in the by-laws.

No Ability of Stockholders to Call Special Meetings. Our restated certificate of incorporation and by-laws deny stockholders the right to call a special meeting of stockholders, except as required by law or to the extent that holders of preferred stock or preference stock have the right to call a special meeting in some circumstances. Our restated certificate of incorporation and by-laws provide that, except to that extent, only the board of directors may call special meetings of the stockholders.

No Written Consent of Stockholders. Our restated certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, and does not permit our stockholders to act by written consent without a meeting.

Amendment of By-Laws and Restated Certificate of Incorporation. Our restated certificate of incorporation requires the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting as a single class, to amend any of the provisions of the restated certificate of incorporation relating to stockholder action by written consent, business combinations or amendment of our by-laws. In addition, our restated certificate of incorporation requires the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting as a single class, to amend provisions of the by-laws relating to quorum and voting requirements at stockholders meeting, stockholder nominations of director candidates, filling vacancies and newly created directorships on the board of directors, removal of directors and notification of nominations to the board of directors.

The provisions described in the preceding paragraphs make it more difficult to dilute the anti-takeover effects of our restated certificate of incorporation and our by-laws.

Blank Check Preferred and Preference Stock. Our restated certificate of incorporation provides for 600,000 authorized shares of preferred stock, of which 12 shares were outstanding as of December 31, 2016 and 5,000,000 authorized shares of preference stock, of which 17,832 shares were outstanding as of December 31, 2016. The existence of authorized but unissued shares of preferred and preference stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in the best interests of the Company, the board of directors could cause shares of preferred or preference stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group. In this regard, the restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred and preference stock. The issuance of shares of preferred or preference stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of the Company.

DESCRIPTION OF OTHER SECURITIES

We will set forth in the applicable prospectus supplement a description of any depositary shares, purchase contracts, warrants or units issued by us that may be offered pursuant to this prospectus.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the securities that may be offered under this prospectus.

VALIDITY OF THE SECURITIES

The validity of the securities offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. If legal matters in connection with offerings made by this prospectus are passed on by other counsel for us or by counsel for the underwriters of an offering of the securities, such counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given their authority as experts in auditing and accounting.

$700,000,000

$300,000,000 3.625% Notes Due 2020
$400,000,000 4.700% Notes Due 2023

PROSPECTUS SUPPLEMENT

September 12, 2017

Joint Book-Running Managers

BofA Merrill Lynch	Goldman Sachs & Co. LLC
Citigroup Morgan Stanley (2023 notes only)	J.P. Morgan MUFG (2020 notes only)	Mizuho Securities HSBC

Co-Managers

BNY Mellon Capital Markets, LLC	RBC Capital Markets The Williams Capital Group, L.P.	US Bancorp